     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 1997

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          THE SPORTSMAN'S GUIDE, INC.
             (Exact name of registrant as specified in its charter)
                         ------------------------------

                          MINNESOTA                                                       41-1293081
               (State or other jurisdiction of                               (I.R.S. Employer Identification No.)
                incorporation or organization)

                               411 FARWELL AVENUE
                        SOUTH ST. PAUL, MINNESOTA 55075
                                 (612) 451-3030
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                                   GARY OLEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          THE SPORTSMAN'S GUIDE, INC.
                               411 FARWELL AVENUE
                        SOUTH ST. PAUL, MINNESOTA 55075
                                 (612) 451-3030
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

               STEVEN R. WATTS, ESQ.                                   AMY E. LANGE, ESQ.
          Chernesky, Heyman & Kress P.L.L.                            Dorsey & Whitney LLP
            1100 Courthouse Plaza, S.W.                              220 South Sixth Street
                 Dayton, Ohio 45402                               Minneapolis, Minnesota 55402

                         ------------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED
                                                                         MAXIMUM OFFERING        PROPOSED
        TITLE OF EACH CLASS OF SECURITIES                 AMOUNT         PRICE PER SHARE    MAXIMUM AGGREGATE       AMOUNT OF
                 TO BE REGISTERED                    TO BE REGISTERED          (1)            OFFERING PRICE     REGISTRATION FEE
Common Stock, $.01 Par value......................     2,300,000(2)           $8.00            $18,400,000            $5,576

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

(2) Includes 300,000 shares subject to the Underwriters' over-allotment option.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 11, 1997

PROSPECTUS
                                2,000,000 SHARES

                                     [LOGO]
                                  COMMON STOCK

    Of the 2,000,000 shares of Common Stock offered hereby (the "Shares"), 1,600,000 Shares are being sold by The Sportsman's Guide, Inc. (the "Company") and 400,000 Shares are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders. See "Principal and Selling Shareholders."

    Although the Common Stock is traded in the local over-the-counter market under the symbol "SGDE," such trading has been limited and sporadic. On July 7, 1997, the last reported sale price of the Common Stock was $5.50 per share. See "Price Range of Common Stock." It is currently estimated that the public offering price will be between $7.00 and $8.00 per Share. See "Underwriting" for the factors to be considered in determining the public offering price. Application has been made to have the Common Stock approved for trading on the Nasdaq National Market under the symbol "SGDE."
                            ------------------------

     THE COMMON STOCK OFFERED BY THIS PROSPECTUS IS SPECULATIVE AND INVOLVES A
              HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5 .
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                       PROCEEDS TO
                                                UNDERWRITING        PROCEEDS TO          SELLING
                            PRICE TO PUBLIC      DISCOUNT(1)        COMPANY(2)       SHAREHOLDERS(2)
Per Share................          $                  $                  $                  $
Total(3).................          $                  $                  $                  $

(1) The Company has agreed to pay to John G. Kinnard and Company, Incorporated and Cruttenden Roth Incorporated, as representatives of the several Underwriters (the "Representatives"), a non-accountable expense allowance equal to 2% of the total Price to Public, of which $50,000 has been paid. The Company has also agreed to sell to the Representatives, for a nominal purchase price, a five-year warrant to purchase up to 100,000 shares of the Common Stock, exercisable at 120% of the Price to Public. In addition, the Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $588,000 (including the Representatives' non-accountable expense allowance referenced in note 1 above) and expenses payable by the Selling Shareholders estimated at $72,000. See "Underwriting."
(3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholders
    will be $         , $         and $         , respectively. See
    "Underwriting."

    The Shares are being offered by the several Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain other conditions. It is expected that delivery of the Shares of Common Stock will be
made on or about       , 1997 in Minneapolis, Minnesota.
                            ------------------------

 JOHN G. KINNARD AND COMPANY,         CRUTTENDEN ROTH
         INCORPORATED                  INCORPORATED

                  THE DATE OF THIS PROSPECTUS IS       , 1997

[A banner will appear in the lower right corner of the cover page which will read The "Fun-to-Read" Prospectus similar to the banner that appears in the lower right corner of the Company's catalogs]

                              [INSIDE FRONT COVER]

                          [The Sportsman's Guide Logo]

 [Photograph of camping scene with tent and man by fire, overlayed on mountain scene]

                            The Sportman's Guide...
 outfitting the nation's outdoorsmen with gear and clothing at discount prices

                                1-800-888-.30-06
                            www.sportsmansguide.com

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING BIDS, THE IMPOSITION OF PENALTY BIDS, THE PURCHASE OF SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND OVERALLOTMENTS IN CONNECTION WITH THE OFFERING. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    "The Sportsman's Guide" and "The 'Fun-to-Read' Catalog" are registered trademarks of the Company in the United States. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

                               [INSIDE GATEFOLD]

                Quality, Name Brand Products At Discount Prices
               Sold To Over 1 Million Customers In The Last Year.

 Hunting and Camping Gear. Footwear and Clothing. Military Surplus. Ammunition.
                                Gifts and More.

               [Picture of various Company catalogs surrounded by pictures of sample products sold by the Company.]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS REFLECTS A 1-FOR-10 REVERSE STOCK SPLIT EFFECTIVE MARCH 5, 1997. REFERENCES TO FISCAL YEAR REFER TO THE COMPANY'S 52 OR 53 WEEK FISCAL YEAR ENDED THE FRIDAY NEAREST DECEMBER 31.

                                  THE COMPANY

    The Sportsman's Guide, Inc. (the "Company") is a leading mail order catalog retailer of value priced outdoor, hunting and general merchandise. The Company primarily targets men who are hunters, outdoorsmen and collectors, offering a wide selection of high value products at low prices as well as unique products. The Company sells its products through distinctive catalogs that are marketed as The "Fun-to-Read" Catalog-Registered Trademark- featuring creative and expansive use of art and copy to describe products in a humorous and entertaining fashion. Products are offered for sale at what the Company advertises as "ridiculously low prices," made possible by the Company's purchasing strategy, which is increasingly focused on manufacturers' close-outs and military surplus items. The Company employs an information intensive management approach to merchandising, marketing and customer list management, continually testing, assessing and adjusting day to day activities as well as long-term strategies. The Company's short catalog lead time (approximately 60 days) gives it a high degree of flexibility to make changes in upcoming catalogs based on up-to-date information. The Company believes that its niche marketing focus on the value-oriented outdoorsman, together with its product offerings, catalog formats and management strategy, position it uniquely within the direct marketing industry.

    According to industry reports, from 1992 to 1996 U.S. consumer catalog sales volume grew at a rate of approximately 8% annually to an estimated $46 billion in 1996. Between 1992 and 1996, U.S. catalog sales growth outpaced that of the retail industry. The Company believes that its target market of value-oriented men is a growing niche that is currently underserved, since most catalogs are targeted to women. Industry data show that in 1996, 52% of American men bought from catalogs, up from 38% in 1994.

    The Company sells its products through monthly main catalogs and specialty catalogs. Products offered include footwear, clothing and accessories, hunting and shooting accessories, optics, camping and outdoor recreation equipment, collectibles, gift items and a diverse range of additional offerings in other product categories. The Company's catalogs consist of a changing mix of products from catalog to catalog. The Company believes this dynamic product mix and the humorous, entertaining format are key competitive advantages that keep customers reading each catalog. In addition, the Company offers a high level of customer service including a buyer's club, an interest free payment plan and an unconditional return policy in an attempt to foster increased customer loyalty. The monthly general catalog contains a wide variety of product offerings and is sent to a relatively broad range of customers in the Company's targeted market. The specialty catalogs offer a more narrow selection of product categories, but a deep and broad selection of products in each featured category. Specialty catalogs are sent to core groups of the Company's mailing list that have demonstrated a propensity to buy products from the featured product category. Product categories featured in specialty catalogs include footwear and apparel, deer hunting equipment, camping equipment, military surplus and ammunition and shooting supplies. The Company circulated 12 monthly and ten specialty catalogs which made up a total circulation of approximately 43 million catalogs in 1996. Catalogs are mailed to persons selected from the Company's 3.5 million name database and rented or exchanged mailing lists. Over one million customers have purchased from the Company in the last 12 months.

    The Company's predecessor was founded by Gary Olen in 1970 as a direct marketer focused on the deer hunter. The Company's product offerings and marketing efforts have evolved to broaden the Company's focus to include the value-oriented male in general, and the outdoorsman in particular. In 1992, the Company instituted a value pricing approach by which high quality products are sold at below normal retail prices. The Company believes this value pricing approach has been the key factor in its significant sales growth since that time, driving sales from $38 million in 1992 to $112 million in 1996. In 1994, the Company began to strengthen its management team in an effort to capitalize on the opportunity represented by the recent sales growth. The Company has added experienced direct marketing professionals in each of its key functional areas over the past few years. The new management team has focused on improving profitability by investing in advanced information systems to allow better and more timely decision making, increasing the emphasis on higher margin manufacturers' close-outs and military surplus items and implementing extensive cost control programs.

    The Company's strategy is based on five key elements: (i) expand and capitalize on the value-oriented male niche; (ii) offer quality, name brand and unique products at value pricing; (iii) provide a fun and convenient shopping experience; (iv) manage by proactively using information systems; and (v) capitalize on the Company's flexible structure and short catalog lead time.

    The Company was incorporated under the laws of the State of Minnesota on March 23, 1977 as The Olen Company, Inc. At that time the Company acquired the business and assets of The Olen Company, a sole proprietorship owned by Gary Olen, the President of the Company. In March 1986, the Company changed its name to The Sportsman's Guide, Inc. The Company's principal executive offices are located at 411 Farwell Avenue, South St. Paul, Minnesota 55075, and its telephone number is (612) 451-3030. The Company's web site address is www.sportsmansguide.com.

                                  THE OFFERING

Common Stock offered by the
  Company..................... 1,600,000 shares

Common Stock offered by the
  Selling Shareholders........ 400,000 shares

Common Stock to be outstanding
  after the offering.......... 3,933,600 shares(1)

Use of proceeds by the
  Company..................... To repay subordinated notes payable, to repurchase Series A Preferred Stock and for working capital and general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National
  Market Symbol............... SGDE

------------------------

(1) Excludes 357,127 shares issuable upon the exercise of options and 716,027 shares issuable upon the exercise of warrants as of July 1, 1997. Warrants covering 716,027 shares will expire 30 days following completion of this offering if not exercised prior to such time. See "Shares Eligible for Future Sale."

                           1989 BANKRUPTCY PROCEEDING

    The Company operated as a debtor in possession under Chapter 11 of the United States Bankruptcy Code from April to November 1989. Under the Company's plan of reorganization, Vincent W. Shiel, the current Chairman of the Board of the Company, and certain other investors purchased a controlling interest in the Company equal to 70% of the Common Stock, purchased 20,000 shares of Series A Preferred Stock and provided the Company with an operating loan. See "Certain Transactions" and "Principal and Selling Shareholders." The reorganization plan was consummated in January 1990.

                      SUMMARY FINANCIAL AND OPERATING DATA
      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SELECTED OPERATING DATA)

                                                                                                        THIRTEEN WEEKS ENDED
                                                                  FISCAL YEAR ENDED
                                               -------------------------------------------------------  --------------------
                                                JAN. 1,   DEC. 31,   DEC. 30,    DEC. 29,    DEC. 27,   MAR. 29,   MAR. 28,
                                                 1993       1993       1994        1995        1996       1996       1997
                                               ---------  ---------  ---------  ----------  ----------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Sales........................................  $  38,162  $  60,191  $  96,398  $  101,832  $  112,270  $  24,177  $  27,876
Earnings (loss) from operations..............        592        (26)     3,732      (1,229)      4,056        239      1,192
Net earnings (loss)..........................        511       (478)     2,722      (1,744)      2,327         80        625
Net earnings (loss) per common and common
  equivalent share:
    Primary..................................  $     .22  $    (.20) $    1.05  $     (.75) $      .92  $     .03  $     .22
    Fully diluted(1).........................        .22       (.20)      1.01        (.75)        .91        .03        .22
Weighted average common and common equivalent
  shares outstanding:
    Primary..................................      2,333      2,333      2,588       2,334       2,589      2,334      2,815
    Fully diluted(1).........................      2,333      2,333      2,700       2,334       2,589      2,334      2,815

SELECTED OPERATING DATA:
Gross profit as a percentage of sales........       30.7%      29.5%      33.2%       34.1%       35.7%      33.4%      37.7%
Total catalogs mailed (000s).................     12,698     21,886     39,312      54,436      42,908     10,103     11,829
Total active customers (000s)(2).............        561        773      1,021       1,034       1,017        984      1,031
Income (loss) per advertising dollar(3)......  $     .09  $     .00  $     .24  $     (.06) $      .21  $     .06  $     .23

                                                                                              MARCH 28, 1997
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(4)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
Working capital........................................................................  $   4,407    $   10,445
Total assets...........................................................................     33,615        39,653
Long-term debt (less current maturities)(5)............................................      3,591           177
Shareholders' equity...................................................................      4,500        13,952

------------------------

(1) See Note A-12 in the Notes to Financial Statements.

(2) An "active customer" is defined as a customer who has purchased merchandise from the Company within 12 months preceding the end of the period indicated.

(3) "Income (loss) per advertising dollar" is defined as earnings (loss) from operations divided by advertising expense.

(4) Adjusted to give effect to the sale of 1,600,000 shares of Common Stock by the Company at an assumed Price to Public of $7.50 per share and the application of the estimated net proceeds therefrom, including the repayment of $3,414,000 of subordinated notes payable and the repurchase of 20,000 shares of the Company's Series A Preferred Stock for $1,000,000.

(5) Includes $3,414,000 of subordinated notes payable due June 1998 which have been classified as current liabilities effective June 15, 1997.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.

RISKS ASSOCIATED WITH CATALOG RETAILING

    The Company's success depends on the success of its catalog business, which the Company believes is achieved through the efficient targeting of its mailings, appropriate shifts in the Company's merchandising mix, the Company's ability to achieve adequate response rates to its mailings and the Company's ability to accurately forecast economic conditions and consumer demand. Catalog mailings involve substantial postage, paper, printing and merchandise acquisition costs which are incurred prior to the mailing of each catalog. If for any reason the Company were to experience a significant shortfall in anticipated sales from a particular catalog mailing and thereby not recover costs associated with that catalog edition, the Company's business, financial condition and results of operations could be adversely affected. In addition, response rates and sales generated by each catalog mailing can be affected by factors such as consumer preferences, economic conditions, timing of the Company's and competitors' catalog mailings and merchandise mix. Any inability of the Company to accurately target the appropriate customers or to achieve adequate response rates could result in lower sales and lower margins which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON SERVICE PROVIDERS

    The Company's ability to distribute its catalogs and to fill customer orders depends on services provided by third parties. The Company is dependent on (i) outside printers to print and mail its catalogs, (ii) shipping companies and the United States Postal Service for delivery of its catalogs and shipment of its merchandise to customers and (iii) an outside call center to handle inbound customer telephone orders when calls become backlogged or in the event of telephone system failure. Any disruption in these services could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operations and Fulfillment."

INCREASES IN POSTAGE AND PAPER COSTS

    Increases in postal rates and paper costs have a significant impact on the cost of production and mailing of the Company's catalogs and the shipment of customer orders. Postage prices increase periodically, and the Company has no control over increases that may occur in the future. The United States Postal Service has recently proposed an increase in postal rates which, if approved, could go into effect in 1998. Paper prices historically have been cyclical and significant increases have been experienced by the Company in the past. Significant increases in postal rates or paper costs could have a material adverse effect on the Company's business, financial condition and results of operations, particularly to the extent the Company is unable to pass on such increases directly to its customers or offset such increases by reducing other costs.

LIST DEVELOPMENT AND MAINTENANCE

    The Company mails catalogs to names in its proprietary customer database and to potential customers whose names are obtained from rented or exchanged mailing lists. Names derived from rented or exchanged lists generate lower response rates while requiring the same or greater advertising expenses than names in the Company's database. Consequently, overall response rates could decline while expenses increase if the Company were to increase its use of rented or exchanged lists relative to the use of names in its customer database. In addition, the Company must constantly update its mailing list by identifying new prospective customers and tracking purchases by existing customers. The Company uses internally developed customer segmentation models to identify prospective and existing customers to whom a catalog will be mailed. Inaccurate models or the Company's failure to update its mailing list could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Marketing."

    There has been increasing public concern regarding right to privacy issues involved with the rental and use of customer mailing lists among direct marketing retailers. Any legislation enacted at the federal or state level limiting or prohibiting this practice could have a material adverse effect on the Company's new customer acquisition strategies.

DEPENDENCE ON SENIOR MANAGEMENT

    The Company's success is dependent to a significant extent on the efforts of members of senior management, including Gary Olen, the Company's President, Chief Executive Officer and co-founder. The Company's ability to attract and retain well-qualified senior management and other key personnel is crucial to the Company's successful continued operations. The loss of any member of senior management could have a material adverse effect upon the Company. The Company maintains key-man life insurance on Mr. Olen and intends to enter into employment agreements with certain of its senior managers. See "Management."

QUARTERLY FLUCTUATIONS AND SEASONALITY

    The Company's sales and results of operations have fluctuated and can be expected to continue to fluctuate on a quarterly basis as a result of a number of factors, including: the timing of new merchandise and catalog offerings; recognition of costs or sales contributed by new merchandise and catalog offerings; fluctuations in response rates; fluctuations in postage, paper and printing costs and in merchandise returns; adverse weather conditions that affect response, distribution or shipping; shifts in the timing of holidays; and changes in the Company's product mix. The Company recognizes the cost of catalog production and mailing over the estimated useful lives of the catalogs, ranging from four to six months from the catalog's in-home date. Consequently, quarter-to-quarter sales and expense comparisons will be impacted by the timing of the mailing of the Company's catalog editions.

    The majority of the Company's sales historically occur during the third and fourth fiscal quarters. The seasonal nature of the Company's business is due to the catalog's focus on hunting merchandise and related accessories for the fall, as well as winter apparel and gifts for the holiday season. The Company expects this seasonality will continue in the future. In anticipation of increased sales activity during the third and fourth fiscal quarters, the Company incurs significant additional expenses for hiring additional employees and building inventory levels. If for any reason the Company's sales were to fall below its expectations during the third and fourth fiscal quarters, the Company's business, financial condition and results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Fluctuations and Seasonality."

RISK OF CHANGING ECONOMIC CONDITIONS AND CONSUMER PREFERENCES

    The Company's business is sensitive to changes in discretionary consumer spending, which is controlled to a large extent by prevailing economic conditions. A recession in the national or regional economies or uncertainties regarding future economic prospects could affect consumer spending habits and have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company is also subject to risks associated with changing consumer preferences. Failure to anticipate and respond to changes in consumer preferences in a timely or commercially appropriate manner could lead to lower sales or margins which could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF BUSINESS INTERRUPTION OR DISASTER; DEPENDENCE ON SINGLE FACILITY

    The Company's ability to receive, process and fulfill customer orders depends on the effective operation of its telephone lines, operational and management information systems, and warehouse and distribution facility. Any material disruption in the Company's order receipt, processing or fulfillment systems resulting from internal or external telephone system failure, electrical problems, failure of the Company's information systems or other technical problems could cause significant delays in the Company's ability to receive and fill orders and may cause orders to be lost, shipped or delivered late or cancelled by the customer. The Company maintains a single warehouse and distribution facility at its headquarters in South St. Paul, Minnesota. If this facility were to be destroyed or significantly damaged by fire or other disaster, the Company would need to obtain alternative facilities and replenish its inventory, either of which would result in significantly increased operating costs and delays in fulfilling customer orders. The increased costs and delays associated with such disruptions could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains business interruption insurance, there can be no assurance that such levels of insurance will be adequate. Additionally, the Company's lease on its warehouse and distribution facility expires in October 1998. If the Company does not renew the lease, the Company would be required to move its operations to another location and as a result could incur additional costs and operating expenses. See "Business-- Properties."

DEPENDENCE ON SOURCING MERCHANDISE

    The Company offers a changing mix of products. This changing mix of products presents certain unique challenges in finding merchandise for the Company's catalogs. The Company's buyers must develop and maintain relationships with vendors to locate sources for high quality, low price, name brand merchandise they believe will interest the Company's customers. The Company competes with non-catalog retailers for much of the merchandise offered in its catalogs. There can be no assurance that the Company will be able to locate sources for or maintain ongoing access to manufacturers' close-outs, military surplus and other items featured by the Company or that such merchandise will be available to the Company at the times or prices or in the quantities desired. See "Business--Merchandising."

COMPETITION

    The direct marketing industry is highly competitive and fragmented. Although the Company believes that no competitor offers as comprehensive a selection of products at discount prices, the Company has significant competitors within each merchandise category and may face competition from new entrants or existing competitors who shift focus to markets currently served by the Company. These competitors include other outdoor/hunting or discount mail order catalogs or retailers. Some of these competitors are larger and have substantially greater financial, marketing and other resources than the Company. An increase in the amount of competition faced by the Company or its failure to compete effectively against its competitors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

INVENTORY COST AND MARK-DOWNS

    The Company frequently purchases large quantities of manufacturers' close-outs and other individual product items on an opportunistic or when-available basis. The seasonal nature of the merchandise or the timing of its acquisition may require that it be held for several months before being offered in a catalog. This can result in increased inventory levels and lower inventory turnover, thereby increasing the Company's working capital requirements and related carrying costs. Increased inventory levels, lower turnover rates and the inability to return manufacturers' close-outs, military surplus and direct imported merchandise to vendors increase the risk of future inventory mark-downs.

AVAILABILITY OF LABOR

    The Company's executive offices, warehouse and distribution facilities are located in South St. Paul, Minnesota. Due to the current low unemployment rate in the Minneapolis/St. Paul metropolitan area, the Company faces a shrinking pool of available labor and could experience labor shortages and higher labor costs in the future, particularly when numerous additional employees are needed for the Company's peak selling season. Such labor shortages and higher labor costs could have a material adverse effect on the Company's business, financial condition and results of operations.

MERCHANDISE RETURNS

    The Company maintains a policy of making refunds or exchanges for all merchandise returned by customers for any reason, and places no time limit on this return policy. As the Company's merchandise mix of footwear and apparel has increased so have merchandise returns. While the Company makes allowances in its financial statements for anticipated merchandise returns based on historical return rates, its history of forecasting footwear and apparel returns is limited. Consequently, there can be no assurance that actual merchandise returns will not exceed the Company's allowances. Any significant increase in merchandise returns or merchandise returns that exceed the Company's reserves could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY PRINCIPAL SHAREHOLDER AND MANAGEMENT

    Upon completion of this offering, the current executive officers and directors of the Company (including Vincent W. Shiel, the Chairman of the Board of the Company and members of his family as well as trusts for the benefit of children and grandchildren) will beneficially own approximately 31.5% (25.4% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock. Such persons will also beneficially own exercisable warrants and options to purchase 663,386 shares of Common Stock, which if fully exercised would result in such persons beneficially owning 41.4% (36.2% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock. Of the warrants and options to purchase 663,386 shares, warrants for 410,522 shares are expected to be exercised within 30 days following completion of this offering.

    As a result of such ownership, such persons will be able to greatly influence the outcome of shareholder votes including votes concerning the election of directors and changes in control. Such a level of ownership can have the effect of delaying or preventing a change in control of the Company and can adversely affect the voting and other rights of the other holders of Common Stock. In addition, the Company's Restated Articles of Incorporation provide that shareholders may cumulate their votes for the election of directors, which may allow shareholders owning less than a majority of the outstanding shares of Common Stock to elect one or more directors. See "Principal and Selling Shareholders" and "Description of Capital Stock."

GOVERNMENT REGULATION

    The Company is subject to federal, state and local laws and regulations which affect its business. Federal Trade Commission regulations govern the manner in which orders may be solicited and prescribe other obligations in fulfilling orders and consummating sales. Other laws and regulations prohibit or limit the sale, in certain states and localities, of certain items offered in the Company's catalogs such as black powder firearms, ammunition, bows, knives and similar products. The failure to comply with such laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company sells black powder firearms, air guns, ammunition and shooting accessories. Sales of these products accounted for approximately 20% of the Company's sales in 1996. Government regulation of firearms can affect sales of these ancillary firearm products, and any increase in such regulation could have a material adverse effect on the Company's business, financial condition and results of operations.

    State and local government regulation of hunting can result in changes to hunting seasons, bans or limitations on hunting or other similar restrictions. Because a significant amount of the Company's sales are attributable to hunting, such changes or restrictions could decrease the demand for certain of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company presently does not collect sales or similar taxes on sales of merchandise shipped to residents of states other than Minnesota. Various states have sought to impose on direct marketers the burden of collecting state sales and use taxes on the sale of merchandise shipped to residents of that state. The U.S. Supreme Court has held that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. If such legislation is ultimately enacted by Congress or if the Company otherwise becomes subject to collection of additional sales or use tax, the imposition of additional tax collection obligations could adversely affect customer response rates and have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

    As of the date of this Prospectus, the Company has outstanding 2,333,600 shares of Common Stock, which does not include: (i) the 1,600,000 Shares offered by the Company hereby, (ii) 357,127 shares of Common Stock issuable upon the exercise of outstanding options, (iii) 220,000 shares of Common Stock issuable upon the exercise of options granted contingent upon the completion of this offering or (iv) 716,027 shares of Common Stock issuable upon the exercise of warrants which must be exercised or will expire 30 days after this offering.

    Sales of substantial amounts of the Company's Common Stock could adversely affect prevailing market prices of the Company's Common Stock and could impair the Company's ability to raise additional capital. Of the shares of Common Stock currently outstanding (other than the 400,000 Shares offered by the Selling Shareholders hereby), approximately 410,461 shares are not subject to the lock-up agreements described below and are freely tradeable pursuant to Rule 144(k) or other exemptions from registration under the Securities Act of 1933. Approximately 1,523,139 shares of Common Stock currently outstanding are subject to lock-up agreements and will be eligible for sale 180 days after the completion of this offering (approximately 720,263 of which will be subject to the requirements of Rule 144). Additionally, holders of 269,364 options exercisable upon the completion of this offering and holders of 716,027 warrants have agreed not to offer, sell or otherwise dispose of the shares issuable upon the exercise of such options and warrants for a period of 180 days from the effective date of this offering without the prior written consent of John G. Kinnard and Company, Incorporated. Also, upon execution of the Underwriting Agreement, the Company will sell the Representatives of the Underwriters a five-year warrant to purchase up to 100,000 shares of Common Stock which includes customary demand and participatory registration rights.

    The warrants covering 716,027 shares will expire 30 days following completion of this offering unless exercised prior to such time. The Company expects that all or substantially all of the warrants will be exercised and intends to register the resale of the 716,027 shares issuable thereunder following the completion of this offering for the benefit of the warrant holders. If so registered, such shares will be saleable by the holders thereof in the public market subject to the restrictions of the lock-up agreements described above. See "Shares Eligible for Future Sale" and "Underwriting."

PRODUCT LIABILITY EXPOSURE

    The Company's products include black powder firearms, ammunition, machetes, air guns, paintball guns, blank firing firearms, bows, slingshots, knives, stun guns, blowguns, crossbows, certain non-lethal and chemical spray devices and other potentially dangerous products. Although the Company is not a manufacturer of any of these products, the sale of these products involves a risk of being named as a party defendant in product liability litigation. No assurance can be given that the Company's insurance will cover all potential claims arising from the sale of such products or that the amount of the coverage will be adequate, nor can assurance be given that adequate insurance coverage can be obtained in the future at an acceptable cost or at all. Any uninsured or inadequately insured claim or liability could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE VOLATILITY OF STOCK PRICE

    Although the Company's Common Stock is traded in the local over-the-counter market, such trading has been limited and sporadic. The public offering price will be determined by negotiation between the Company, the Selling Shareholders and the Representatives of the Underwriters based on several factors and may not necessarily reflect the market price of the Common Stock after this offering or the price at which the Common Stock may be sold in the public market after the offering. See "Underwriting."

    The market price for the Common Stock may be significantly affected by such factors as the Company's operating results, the actions of competitors, news announcements or changes in general economic and market conditions. Application has been made to have the Common Stock approved for trading on the Nasdaq National Market upon completion of this offering. The Nasdaq National Market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations not necessarily related to the operating performance of the companies.

                                    DILUTION

    The following gives effect to the issuance of the Shares offered hereby at an assumed Price to Public of $7.50, but does not give effect to any exercise of outstanding options or warrants to purchase an aggregate of 943,154 shares of Common Stock at an average exercise price of $2.22 per share as of March 28, 1997. The book value of the Company's Common Stock at March 28, 1997 was $4,500,000 or $1.93 per share. "Book value" represents assets less liabilities of the Company, and "book value per share" was determined by dividing the book value of the Company by the number of shares of Common Stock outstanding on March 28, 1997. See "Capitalization." "Dilution in book value per Share to new investors" represents the difference between the Price to Public per Share and the pro forma book value per share after this offering. Without taking into account any changes in the Company's book value per share after March 28, 1997 other than to give effect to the sale of the Shares offered hereby (net of underwriting discount and estimated offering expenses payable by the Company and prior to the application of the estimated net proceeds) the pro forma book value of the Company at March 28, 1997 would have been $14,952,000 or $3.80 per share. This represents an immediate increase in book value to the existing shareholders of $1.87 per share and an immediate book value dilution to purchasers of the Shares of $3.70 per share, as illustrated by the following table:

Assumed Price to Public per Share.............................             $    7.50
  Book value per share at March 28, 1997......................  $    1.93
  Increase per share attributable to new investors............       1.87
                                                                ---------
Pro forma book value per share after the offering.............                  3.80
                                                                           ---------
Dilution in book value per Share to new investors.............             $    3.70
                                                                           ---------
                                                                           ---------

    After the effect of applying $1,000,000 of the net proceeds to repurchase the Company's Series A Preferred Stock, the pro forma book value of the Company at March 28, 1997 would have been $13,952,000 or $3.55 per share. This represents an immediate increase in book value to the existing shareholders of $1.62 per share and an immediate book value dilution to purchasers of the Shares of $3.95 per share.

    The following table summarizes, on a pro forma basis, the difference between the number of shares of Common Stock purchased from the Company by existing shareholders and by new investors in this offering, the total consideration paid to the Company and the average price paid per share. The table assumes that no Shares are purchased in this offering by existing shareholders. To the extent existing shareholders purchase Shares in this offering, their percentage ownership, total consideration and average consideration per Share will be greater than as shown.

                                                         SHARES PURCHASED         TOTAL CONSIDERATION          AVERAGE
                                                      -----------------------  --------------------------   CONSIDERATION
                                                        NUMBER      PERCENT       AMOUNT        PERCENT       PER SHARE
                                                      ----------  -----------  -------------  -----------  ---------------
Existing Shareholders...............................   2,333,600        59.3%  $   2,373,000        16.5%     $    1.02
New investors.......................................   1,600,000        40.7%     12,000,000        83.5%          7.50
                                                      ----------       -----   -------------       -----
Total...............................................   3,933,600       100.0%  $  14,373,000       100.0%
                                                      ----------       -----   -------------       -----
                                                      ----------       -----   -------------       -----

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,600,000 shares of Common Stock offered by the Company are estimated to be approximately $10,452,000, after deducting the underwriting discount and estimated offering expenses payable by the Company, based on an assumed Price to Public of $7.50 per share. The Company currently intends to apply these proceeds approximately as follows:

Repayment of subordinated notes payable........................  $3,414,000
Repurchase of Series A Preferred Stock.........................   1,000,000
Working capital and general corporate purposes.................   6,038,000
                                                                 ----------
  Total........................................................  $10,452,000
                                                                 ----------
                                                                 ----------

    REPAYMENT OF SUBORDINATED NOTES PAYABLE. The Company plans to use approximately $3,414,000 of the net proceeds to repay subordinated notes payable due June 15, 1998. These notes are payable to certain of the Selling Shareholders and others and bear interest at 1.75% over prime but not less than 9% per annum (10.25% at July 1, 1997). The subordinated notes payable were issued in May 1996 to replace and renew subordinated notes issued in February 1994. See "Certain Transactions."

    REPURCHASE OF SERIES A PREFERRED STOCK. The Company plans to use $1,000,000 of the net proceeds to repurchase 20,000 shares of the Company's Series A Preferred Stock, representing all of the issued and outstanding Series A Preferred Stock. The holders of the Series A Preferred Stock include certain Selling Shareholders. See "Principal and Selling Shareholders." See also "Certain Transactions" for a description of how the purchase price for the Series A Preferred Stock was determined.

    WORKING CAPITAL AND GENERAL CORPORATE PURPOSES. The Company plans to use the balance of the net proceeds for working capital and general corporate purposes. The Company may use a portion of the proceeds to increase purchases of manufacturers' close-outs, military surplus and direct imported merchandise, and to accommodate vendor payment terms required for cash discounts.

    Pending such uses, the net proceeds may be invested in short-term, investment-grade, interest-bearing securities or may be used to pay down outstanding borrowings under the Company's revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders in this offering or upon the exercise of the Underwriters' over-allotment option granted by the Selling Shareholders. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

    Although the Company's Common Stock is traded in the local over-the-counter market, such trading has been limited and sporadic. The following table sets forth, for the periods indicated, the high and low bid quotations for the Common Stock in the local over-the-counter market as reported by Metro Data Company, a Minneapolis computer service bureau that collects quotations for local market makers. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

                                                                HIGH        LOW
                                                              ---------     ---

1995

    First Quarter...........................................  $10         $55/8
    Second Quarter..........................................    67/8       21/2
    Third Quarter...........................................    5          21/2
    Fourth Quarter..........................................    31/8        15/16

1996

    First Quarter...........................................     15/16      5/16
    Second Quarter..........................................    17/8        5/16
    Third Quarter...........................................    17/8       17/8
    Fourth Quarter..........................................    21/2       11/2

1997

    First Quarter...........................................    5          23/16
    Second Quarter..........................................    6          31/2
    Third Quarter (through July 9, 1997)....................    51/2       51/2

    On July 7, 1997, the last reported sale price of the Common Stock was $5.50 per share. As of July 9, 1997, there were approximately 313 holders of record of the Company's Common Stock.

    Application has been made to have the Common Stock approved for trading on the Nasdaq National Market under the symbol "SGDE" upon completion of this offering.

                                DIVIDEND POLICY

    The Company has not previously declared or paid any cash dividends on its Common Stock. The Company currently intends to retain all earnings for use in its business in the foreseeable future. The Company is prohibited from paying and declaring cash dividends under the terms of its revolving credit agreement.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at March 28, 1997, and as adjusted to give effect to the sale of 1,600,000 shares of Common Stock by the Company at an assumed Price to Public of $7.50 per share and the application of the estimated net proceeds therefrom, including repayment of the subordinated notes payable and repurchase of the Series A Preferred Stock.

                                                                                             MARCH 28, 1997
                                                                                       ---------------------------
                                                                                          ACTUAL      AS ADJUSTED
                                                                                       ------------  -------------

SHORT-TERM DEBT:
  Note payable--bank.................................................................  $  8,151,683  $   8,151,683
  Current maturities of long-term debt...............................................        52,027         52,027
                                                                                       ------------  -------------
                                                                                       $  8,203,710  $   8,203,710
                                                                                       ------------  -------------
                                                                                       ------------  -------------

LONG-TERM DEBT:
  Subordinated notes payable.........................................................  $  3,413,429  $          --
  Note payable to a government agency................................................       152,500        152,500
  Other..............................................................................        25,048         25,048

SHAREHOLDERS' EQUITY:
  Series A Preferred Stock--$.01 par value; 200,000 shares authorized; 20,000 shares
    issued and outstanding; no shares outstanding as adjusted........................           200             --
  Common Stock--$.01 par value; 36,800,000 shares authorized; 2,333,600 shares issued
    and outstanding; 3,933,600 shares as adjusted(1).................................        23,336         39,336
  Additional paid-in capital.........................................................     2,350,124     11,785,753
  Accumulated earnings...............................................................     2,127,098      2,127,098
                                                                                       ------------  -------------
    Total shareholders' equity.......................................................     4,500,758     13,952,187
                                                                                       ------------  -------------
      Total capitalization...........................................................  $  8,091,735  $  14,129,735
                                                                                       ------------  -------------
                                                                                       ------------  -------------

------------------------

(1) Excludes 357,127 shares issuable upon the exercise of options and 716,027 shares issuable upon the exercise of warrants as of July 1, 1997. Warrants covering 716,027 shares will expire 30 days following completion of this offering if not exercised prior to such time. See "Shares Eligible for Future Sale."

                            SELECTED FINANCIAL DATA
      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SELECTED OPERATING DATA)

    The following table sets forth certain historical financial and operating data for the Company for the periods indicated. The Statement of Operations Data and Balance Sheet Data as of and for each of the fiscal years ended January 1, 1993, December 31, 1993, December 30, 1994, December 29, 1995 and December 27, 1996 have been derived from the Company's Financial Statements audited by Grant Thornton LLP, independent certified public accountants. The Selected Operating Data as of and for the periods indicated were derived or computed from the Company's circulation or accounting records or the Statement of Operations Data identified above. The Statement of Operations Data and the Balance Sheet Data as of and for the thirteen weeks ended March 29, 1996 and March 28, 1997 have been derived from the Company's unaudited financial statements. The unaudited financial statements were prepared on the same basis as the audited financial statements and, in the opinion of management, contain all normal recurring adjustments necessary for a fair presentation of the information presented. The Company's business is impacted by seasonal fluctuations and, therefore, interim results are not necessarily indicative of results to be expected for the full year. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto.

                                                                                                           THIRTEEN WEEKS ENDED
                                                                  FISCAL YEAR ENDED
                                              ---------------------------------------------------------  ------------------------
                                               JAN. 1,    DEC. 31,     DEC. 30,    DEC. 29,   DEC. 27,    MAR. 29,     MAR. 28,
                                                1993        1993         1994        1995       1996        1996         1997
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Sales.......................................  $  38,162   $  60,191    $  96,398   $ 101,832  $ 112,270   $  24,177    $  27,876
Cost of sales...............................     26,460      42,417       64,367      67,137     72,200      16,100       17,360
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
  Gross profit..............................     11,702      17,774       32,031      34,695     40,070       8,077       10,516
Selling, general and administrative
  expenses..................................     11,110      17,800       28,299      35,924     36,014       7,838        9,324
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
  Earnings (loss) from operations...........        592         (26)       3,732      (1,229)     4,056         239        1,192
Interest expense............................       (111)       (437)        (582)       (943)      (981)       (160)        (239)
Miscellaneous income (expense), net.........         30         (15)         (43)         73         11           1            1
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
  Earnings (loss) before income taxes.......        511        (478)       3,107      (2,099)     3,086          80          954
Income taxes................................         --          --         (385)        355       (759)         --         (329)
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
  Net earnings (loss).......................  $     511   $    (478)   $   2,722   $  (1,744) $   2,327   $      80    $     625
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
Net earnings (loss) per common and common
  equivalent share:
    Primary.................................  $     .22   $    (.20)   $    1.05   $    (.75) $     .92   $     .03    $     .22
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
    Fully diluted(1)........................  $     .22   $    (.20)   $    1.01   $    (.75) $     .91   $     .03    $     .22
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
Weighted average common and common
  equivalent shares outstanding:
    Primary.................................      2,333       2,333        2,588       2,334      2,589       2,334        2,815
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
    Fully diluted(1)........................      2,333       2,333        2,700       2,334      2,589       2,334        2,815
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
                                              ---------  -----------  -----------  ---------  ---------  -----------  -----------
SELECTED OPERATING DATA:
Gross profit as a percentage of sales.......       30.7%       29.5%        33.2%       34.1%      35.7%       33.4%        37.7%
Total catalogs mailed (000s)................     12,698      21,886       39,312      54,436     42,908      10,103       11,829
Total active customers (000s)(2)............        561         773        1,021       1,034      1,017         984        1,031
Income (loss) per advertising dollar(3).....  $     .09   $     .00    $     .24   $    (.06) $     .21   $     .06    $     .23
BALANCE SHEET DATA:
Working capital (deficit)(4)................  $   2,001   $   1,296    $   3,951   $  (2,463) $   3,612   $  (2,313)   $   4,407
Total assets................................      8,623      14,546       21,179      23,709     27,890      20,782       33,615
Note payable--bank..........................         --          --           --         965      1,497       4,470        8,151
Subordinated notes payable..................        660       1,160        3,660       3,414      3,414       3,414        3,414
Long-term liabilities excluding trade
  creditors' obligation and subordinated
  notes payable.............................        102         740          379         287        678         272          789
Trade creditors' obligation.................        785         785          635          --         --          --           --
Shareholders' equity........................      1,048         570        3,292       1,548      3,875       1,628        4,500

------------------------

(1) See Note A-12 in the Notes to Financial Statements.

(2) An "active customer" is defined as a customer who has purchased merchandise from the Company within 12 months preceding the end of the period indicated.

(3) "Income (loss) per advertising dollar" is defined as earnings (loss) from operations divided by advertising expense.

(4) Working capital at December 29, 1995 and March 29, 1996 reflects the effect of the subordinated notes payable being classified as current liabilities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING GENERAL ECONOMIC CONDITIONS, A CHANGING MARKET ENVIRONMENT FOR THE COMPANY'S PRODUCTS AND THE MARKET ACCEPTANCE OF THE COMPANY'S CATALOGS AS WELL AS THE FACTORS SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company is a leading mail order catalog retailer of value priced outdoor, hunting and general merchandise. The Company's predecessor was founded by Gary Olen in 1970 as a direct marketer focused on the deer hunter. The Company's product offerings and marketing efforts have evolved to broaden the Company's focus to include the value-oriented male in general, and the outdoorsman in particular. In 1992, the Company instituted a value pricing approach by which high quality products are sold at below normal retail prices. The Company believes this value pricing approach has been the key factor in its significant sales growth since that time, driving sales from $38 million in 1992 to $112 million in 1996. In 1994, the Company began to strengthen its management team in an effort to capitalize on the opportunity represented by the recent sales growth. The Company has added experienced direct marketing professionals in each of its key functional areas over the past few years. The new management team has focused on improving profitability by investing in advanced information systems to allow better and more timely decision making, increasing emphasis on higher margin manufacturers' close-outs and military surplus items and implementing extensive cost control programs.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated information from the Company's statements of operations expressed as a percentage of sales.

                                                                                                           THIRTEEN WEEKS ENDED
                                                                            FISCAL YEAR ENDED
                                                                  -------------------------------------  ------------------------
                                                                   DEC. 30,     DEC. 29,     DEC. 27,     MAR. 29,     MAR. 28,
                                                                     1994         1995         1996         1996         1997
                                                                  -----------  -----------  -----------  -----------  -----------
Sales...........................................................       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales...................................................        66.8         65.9         64.3         66.6         62.3
                                                                       -----        -----        -----        -----        -----
  Gross profit..................................................        33.2         34.1         35.7         33.4         37.7
Selling, general and administrative expenses....................        29.4         35.3         32.1         32.4         33.4
                                                                       -----        -----        -----        -----        -----
  Earnings (loss) from operations...............................         3.8         (1.2)         3.6          1.0          4.3
Interest expense................................................         0.6          0.9          0.9          0.7          0.9
                                                                       -----        -----        -----        -----        -----
  Earnings (loss) before income taxes...........................         3.2         (2.1)         2.7          0.3          3.4
Income taxes....................................................        (0.4)         0.4         (0.7)          --         (1.2)
                                                                       -----        -----        -----        -----        -----
  Net earnings (loss)...........................................         2.8%        (1.7)%        2.0%         0.3%         2.2%
                                                                       -----        -----        -----        -----        -----
                                                                       -----        -----        -----        -----        -----

THIRTEEN WEEKS ENDED MARCH 28, 1997 COMPARED TO THE THIRTEEN WEEKS ENDED MARCH
  29, 1996

    SALES. Sales for the thirteen weeks ended March 28, 1997 of $27.9 million were $3.7 million or 15.3% higher than sales of $24.2 million for the same period last year. The increase in sales was due to a 17% increase in catalog circulation, offset partially by anticipated slightly lower customer response rates resulting from increased catalog editions and the planned merchandising shift. The Company mailed eight catalog editions, including five specialty editions, during the thirteen weeks ended March 28, 1997 compared to five catalog editions, including two specialty editions, during the same period last year. Gross returns and allowances for the thirteen weeks ended March 28, 1997 were $3.2 million or 10.3% of gross sales compared to $2.2 million or 8.3% of gross sales for the same period last year. The increase was anticipated as part of the merchandising strategy to offer more products in the apparel and footwear categories, which tend to have higher return rates than other product categories.

    GROSS PROFIT. Gross profit for the thirteen weeks ended March 28, 1997 was $10.5 million or 37.7% of sales compared to $8.1 million or 33.4% of sales for the same period last year. The increase in gross profit as a percent of sales was due primarily to higher retail product margins which were the result of the Company's ongoing plan to shift a larger percentage of product offerings to higher margin manufacturers' close-outs and military surplus as well as apparel and footwear.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the thirteen weeks ended March 28, 1997 were $9.3 million or 33.4% of sales compared to $7.8 million or 32.4% of sales for the same period last year. The dollar increase was primarily due to the 17% increase in circulation. Total circulation during the thirteen weeks ended March 28, 1997 was 11.8 million catalogs compared to 10.1 million catalogs during the same period last year. The increase in catalog circulation was primarily due to a planned increase in the number of specialty catalogs editions, which results in slightly lower customer response rates due to the increase in the number of catalog editions mailed to customers. Advertising expense for the thirteen weeks ended March 28, 1997 was $5.3 million or 18.8% of sales compared to $4.3 million or 17.6% of sales for the same period last year. The increase as a percent of sales was due to lower customer response rates. The Company recorded $100,000 of recovered merger costs during the thirteen weeks ended March 28, 1997 compared to $107,000 of merger related expenses during the same period last year. These expenses were incurred in connection with an Agreement and Plan of Merger entered into in March 1996 among the Company, VISTA 2000, Inc. and VISTA Acquisition Subsidiary, Inc. The Company terminated the agreement in May 1996 based upon various breaches of the agreement by VISTA 2000, Inc.

    EARNINGS FROM OPERATIONS. Earnings from operations for the thirteen weeks ended March 28, 1997 were $1.2 million or 4.3% of sales compared to $239,000 or 1.0% of sales during the same period last year.

    INTEREST EXPENSE. Interest expense for the thirteen weeks ended March 28, 1997 was $239,000 as compared to $160,000 during the same period last year. The increase was primarily due to increased borrowings against the revolving line of credit as a result of higher inventory levels.

    INCOME TAXES. Income tax expense for the thirteen weeks ended March 28, 1997 was $329,000. No income tax expense was recorded during the same period last year due to the utilization of net operating loss carryforwards. The Company's net operating loss carryforwards were fully utilized in 1996.

    NET EARNINGS. Net earnings for the thirteen weeks ended March 28, 1997 were $625,000 or 2.2% of sales as compared to $80,000 or 0.3% of sales for the same period last year.

FISCAL YEAR ENDED DECEMBER 27, 1996 COMPARED TO FISCAL YEAR ENDED DECEMBER 29,
  1995

    SALES. Sales for fiscal 1996 of $112.3 million were $10.5 million or 10.3% higher than sales of $101.8 million for fiscal 1995. The increase in sales was due to an increase in customer demand. The Company mailed 22 catalog editions, including ten specialty editions, each year during 1996 and 1995. Gross returns and allowances for fiscal 1996 were $10.2 million or 8.3% of gross sales compared to $7.3 million or 6.7% of gross sales in fiscal 1995. This increase was due to the merchandising strategy of offering more products in the apparel and footwear categories, which tend to have higher return rates than other product categories.

    GROSS PROFIT. Gross profit for fiscal 1996 was $40.1 million or 35.7% of sales compared to $34.7 million or 34.1% of sales in fiscal 1995. The increase in gross profit as a percent of sales was due to higher retail product margins which were the result of the strategic plan to shift a larger percentage of product offerings to higher margin manufacturers' close-outs and military surplus as well as apparel and footwear.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $36.0 million or 32.1% of sales during fiscal 1996 as compared to $35.9 million or 35.3% of sales during fiscal 1995. The decrease as a percent of sales was primarily the result of an improved circulation plan which lowered advertising expense as a percent of sales, offset slightly by higher spending in other expense categories. The Company's catalog circulation strategy for 1996 was to control advertising costs by reducing its mailings from the previous year. The Company made more informed mailing decisions during 1996 due to the implementation of improved customer demand monitors, the creation of new segmentation models and the timely delivery of the Company's catalogs. Total circulation during 1996 of 42.9 million catalogs represented a 21% decrease from the 54.4 million catalogs mailed during 1995. Advertising expense for fiscal 1996 was $19.5 million or 17.4% of sales compared to $21.6 million or 21.2% of sales for fiscal 1995. The decrease as a percent of sales was due to increased customer demand.

    EARNINGS (LOSS) FROM OPERATIONS. Earnings from operations were $4.1 million or 3.6% of sales in fiscal 1996 compared to a loss from operations of $1.2 million during fiscal 1995.

    INTEREST EXPENSE. Interest expense was $981,000 during fiscal 1996 compared to $943,000 during fiscal 1995. The weighted average interest rate during 1996 was 10.6% compared to 9.2% during 1995 which reflected higher borrowing costs to the Company in 1996 as a result of its performance in 1995.

    INCOME TAXES. Income tax expense for fiscal 1996 was $759,000 compared to an income tax benefit of $355,000 in fiscal 1995. The Company's effective tax rate in 1996 was lower than the statutory tax rate due to the utilization of net operating loss carryforwards and in 1995 was lower than the statutory rate due to a valuation allowance being recorded. As of December 27, 1996, the Company had fully utilized its net operating loss carryforwards.

    NET EARNINGS (LOSS). Net earnings for fiscal 1996 were $2.3 million or 2.0% of sales compared to a net loss of $1.7 million for fiscal 1995.

FISCAL YEAR ENDED DECEMBER 29, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 30,
  1994

    SALES. Sales for fiscal 1995 of $101.8 million were $5.4 million or 5.6% higher than sales of $96.4 million during fiscal 1994. The increase in sales was a result of a 38% increase in total catalog mailings offset by lower than anticipated customer demand. The Company mailed 22 catalog editions, including ten specialty editions, during 1995 compared to 13 catalog editions, including one specialty edition, during 1994. The lower than anticipated customer demand was due to several late catalog mailings by the Company's printer and an overall softness in the retail environment. Gross returns and allowances for fiscal 1995 were $7.3 million or 6.7% of gross sales compared to $6.8 million or 6.6% of gross sales in fiscal 1994.

    GROSS PROFIT. Gross profit for fiscal 1995 was $34.7 million or 34.1% of sales compared to $32.0 million or 33.2% of sales in fiscal 1994. The increase in gross profit as a percent of sales was primarily due to the Company increasing shipping and handling charges on outgoing parcels to its customers. Retail product margins as a percent of sales were virtually unchanged from 1994.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $35.9 million or 35.3% of sales in fiscal 1995 compared to $28.3 million or 29.4% of sales in fiscal 1994. The dollar increase was primarily due to higher catalog mailings and increases in building rent and equipment depreciation associated with an increase in the capacity of the computer system, telephone switch and warehouse in anticipation of sales growth. The late catalog mailings affected the overall accuracy of the information used in making mailing decisions, causing the Company to incur costs associated with ineffective mailings. The increase as a percent of sales was primarily due to lower than anticipated customer response on virtually all catalogs along with higher postage and paper costs. Total circulation during 1995 of 54.4 million catalogs represented a 38% increase compared to 39.3 million catalogs during 1994. Advertising expense for fiscal 1995 was $21.6 million or 21.2% of sales compared to $15.4 million or 15.9% of sales for fiscal 1994. The increase as a percent of sales was due to lower customer response rates.

    EARNINGS (LOSS) FROM OPERATIONS. The Company incurred a loss from operations of $1.2 million in fiscal 1995 compared to earnings from operations of $3.7 million or 3.8% of sales in fiscal 1994.

    INTEREST EXPENSE. Interest expense for fiscal 1995 was $943,000 compared to $582,000 in fiscal 1994. The increase was primarily due to significantly increased borrowings against the revolving line of credit throughout 1995 partially due to higher inventory levels.

    INCOME TAXES. The income tax benefit for fiscal 1995 was $355,000 compared to income tax expense of $385,000 in fiscal 1994. The Company's effective tax rate in 1995 was lower than the statutory tax rate due to a valuation allowance being recorded and in 1994 was lower than the statutory tax rate due to the utilization of net operating loss carryforwards. At December 29, 1995, the Company had net operating loss carryforwards of $3.8 million.

    NET EARNINGS (LOSS). The net loss for fiscal 1995 was $1.7 million compared to net earnings of $2.7 million or 2.8% of sales for fiscal 1994.

QUARTERLY FLUCTUATIONS AND SEASONALITY

    The Company's sales and results of operations have fluctuated and can be expected to continue to fluctuate on a quarterly basis as a result of a number of factors, including: the timing of new merchandise and catalog offerings; recognition of costs or sales contributed by new merchandise and catalog offerings; fluctuations in response rates; fluctuations in postage, paper and printing costs and in merchandise returns; adverse weather conditions that affect response, distribution or shipping; shifts in the timing of holidays; and changes in the Company's product mix. The Company recognizes the cost of catalog production and mailing over the estimated useful lives of the catalogs, ranging from four to six months from the catalog's in-home date. Consequently, quarter-to-quarter sales and expense comparisons will be impacted by the timing of the mailing of the Company's catalog editions.

    The majority of the Company's sales historically occur during the third and fourth fiscal quarters. The seasonal nature of the Company's business is due to the catalog's focus on hunting merchandise and related accessories for the fall, as well as winter apparel and gifts for the holiday season. The Company expects this seasonality will continue in the future. In anticipation of increased sales activity during the third and fourth fiscal quarters, the Company incurs significant additional expenses for hiring additional employees and building inventory levels.

    The following table sets forth certain unaudited quarterly financial information for the Company for the periods shown. In the opinion of management, this unaudited information has been prepared on the same basis as the audited information and includes all normal recurring adjustments necessary to present fairly, in all material respects, the information set forth therein.

                                                                          FIRST     SECOND      THIRD     FOURTH
                                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                                        ---------  ---------  ---------  ---------
                                                                                      (IN THOUSANDS)
FISCAL 1995
  Sales...............................................................  $  23,859  $  17,612  $  24,579  $  35,782
  Gross profit........................................................      8,624      5,707      8,269     12,095
  Earnings (loss) from operations.....................................        276     (1,209)      (844)       548
  Net earnings (loss).................................................         90     (1,046)      (771)       (17)

FISCAL 1996
  Sales...............................................................  $  24,177  $  18,611  $  26,485  $  42,997
  Gross profit........................................................      8,077      6,311      9,261     16,421
  Earnings (loss) from operations.....................................        239       (248)       641      3,424
  Net earnings (loss).................................................         80       (471)       319      2,399

FISCAL 1997
  Sales...............................................................  $  27,876
  Gross profit........................................................     10,516
  Earnings from operations............................................      1,192
  Net earnings........................................................        625

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically met its operating cash requirements through funds generated from operations and borrowings under its revolving line of credit and from subordinated notes payable to shareholders and other investors.

    The Company had working capital of $4.4 million as of March 28, 1997, compared to working capital of $3.6 million as of December 27, 1996 and negative working capital of $2.5 million as of December 29, 1995. The increase of $6.1 million in working capital during 1996 is primarily the result of the Company's improved profitability during 1996 and the renewal of the $3.4 million in subordinated notes payable, maturing June 1998. The increase in working capital during the thirteen weeks ended March 28, 1997 was the result of improved net earnings. The Company's working capital requirements have increased during the thirteen weeks ended March 28, 1997 compared to the same period last year primarily as a result of higher inventory levels and lower inventory turnover which are consistent with the Company's strategic plan to increase product margins through purchasing more manufacturers' close-outs. The Company purchases large quantities of manufacturers' close-outs and other individual product items on an opportunistic or when-available basis, particularly in the case of footwear and apparel. The seasonal nature of the merchandise or the time of its acquisition may require that it be held for several months before being offered in a catalog. This can result in increased inventory levels and lower inventory turnover, thereby increasing the Company's working capital requirements and related carrying costs.

    In November 1995, the Company began offering its customers an installment credit plan with no finance fees, known as the "G.O. Painless 4-Pay Plan." Each of the four consecutive monthly installments is billed directly to customers' credit cards. The Company had installment receivables of $1.5 million at March 28, 1997 compared to $2.3 million at December 27, 1996 and $1.2 million at December 29, 1995. The installment plan will continue to require the allocation of working capital which the Company expects to fund from operations and availability under its revolving credit facility.

    On April 18, 1997, the Company entered into an Amended and Restated Credit and Security Agreement with Norwest Business Credit, Inc. increasing its revolving line of credit from $10.0 million to $15.0 million, subject to an adequate borrowing base, and extending the expiration date to May 2000. The amended credit facility increased the limit for letters of credit from $1.0 million to $5.0 million and the interest rate was reduced from the bank's prime rate plus 1.25% to the bank's prime rate. All other terms and conditions remained substantially the same as in the previous agreement. The Company was in compliance with the credit agreement's covenants as of March 28, 1997. As of March 28, 1997, the Company had borrowed $8.2 million against the revolving credit line compared to $1.5 million at December 27, 1996 and $965,000 at December 29, 1995. The increase during the thirteen weeks ended March 28, 1997 is due to the $7.2 million increase in inventory required to support the merchandising plan.

    Cash flows used in operating activities for the thirteen weeks ended March 28, 1997 were $6.4 million compared to $3.3 million for the same period last year. The increase in cash flows used in operating activities was primarily the result of increased inventory levels which were partially offset by changes in the timing of accounts payable. Cash provided by operating activities during fiscal 1996 was $662,000 compared to $1.3 million during fiscal 1995. The net decrease in cash provided by operating activities resulted primarily from an increase of $3.6 million in inventory and a decrease in accounts payable, partially offset by the improved profitability of the Company and an increase in accrued liabilities.

    Cash used in investing activities during the thirteen weeks ended March 28, 1997 was $258,000 compared to $154,000 for the same period last year and $1.1 million in fiscal 1996 compared to $1.8 million in fiscal 1995. During 1994, the Company began a multi-year project of replacing and enhancing its operational and management information systems which has resulted in significant capital expenditures being incurred each year to develop computer software programs. Additionally, the Company has made investments to enhance warehouse operations in terms of efficiencies and capacity. During 1997, the Company plans to continue the system development plan with additional hardware and software upgrades of approximately $900,000 which are expected to be funded from operations.

    The Company believes that its available cash after this offering together with cash flow from operations and borrowing capacity under its revolving credit facility will be sufficient to fund operations and future growth for the next 12 months.

                                    BUSINESS

OVERVIEW

    The Company is a leading mail order catalog retailer of value priced outdoor, hunting and general merchandise primarily marketed to the outdoorsman. The Company's broad selection of products are sold through distinctive main and specialty catalogs which are advertised as The "Fun-to-Read" Catalog.-Registered Trademark- The Company offers a large selection of high value products at low prices including footwear, clothing and accessories, hunting and shooting accessories, optics, camping and other outdoor recreation equipment, collectibles and gift items as well as a diverse range of additional offerings in other product categories. In recent years, the Company has aggressively pursued a strategy to provide manufacturers' close-outs of name brand shoes, boots, apparel and general merchandise as well as military surplus from around the world.

    The Company's business was started in 1970 by Gary Olen, the Company's President and Chief Executive Officer. Originally serving the deer hunter, the Company's product offerings and marketing efforts have evolved to broaden the Company's focus to include the value-oriented male in general, and the outdoorsman in particular. In 1992, the Company began its value pricing strategy of offering hunting and shooting equipment at discount prices, later adding military surplus, manufacturers' close-outs and other lines of high value, high margin merchandise that appeal to a broader group of customers. Due in large part to the success of these strategies, the Company's sales have increased from $38 million in fiscal 1992 to $112 million in fiscal 1996.

INDUSTRY AND MARKET

    The catalog shopping industry has experienced substantial growth over the past several years. According to industry reports, from 1992 to 1996 U.S. consumer catalog sales volume grew at a rate of approximately 8% annually to an estimated $46 billion in 1996. The U.S. consumer catalog industry is expected to reach sales of at least $62 billion by 2001. Between 1992 and 1996, U.S. catalog sales growth outpaced that of the retail industry. Of the total U.S. adult population, 57% or 110 million adults shopped from catalogs in 1996. An industry source estimates the size of the adult catalog shopper market will reach 158 million by 2001, up 44% from 1996. The Company believes that catalog sales will continue to increase due to the convenience and time savings of catalog shopping.

    The majority of the Company's sales fall within two large product segments of the U.S. catalog market: apparel and sporting goods. Together, the apparel and sporting goods segments represent approximately 27% of the total dollar volume of catalog sales in the United States.

    Since most direct mail catalogs are targeted to women, the Company believes the male catalog customer is an underserved segment of the market that represents a significant opportunity. The proportion of men who are catalog shoppers is increasing. Recent industry data suggest that 52% of men in the U.S. bought from catalogs during the previous twelve months, up from 38% in 1994.

    The Company believes that its niche marketing focus on the value-oriented outdoorsman, together with its product offerings and growing sales of general merchandise to men, has positioned it to continue to take advantage of opportunities within this large and expanding market.

BUSINESS STRATEGY

    The Company's objective is to maximize its niche of selling by direct mail value priced outdoor and general merchandise. Key elements of the Company's business strategy include:

    EXPAND AND CAPITALIZE ON THE VALUE-ORIENTED MALE NICHE. The Company seeks to expand its customer base and capitalize on its value-oriented male market niche through increased circulation of its specialty catalogs, name acquisition programs and new product offerings.

    OFFER QUALITY, NAME BRAND AND UNIQUE PRODUCTS AT VALUE PRICING. The Company offers high quality, name brand products along with unique and unusual products, all at value pricing. The Company offers a changing mix of products which are hand picked and field tested to ensure quality and maximize customer appeal.

    PROVIDE A FUN AND CONVENIENT SHOPPING EXPERIENCE. The Company strives to provide a fun and convenient shopping experience by combining its entertaining catalog format with the convenience of direct mail shopping. The Company emphasizes customer service and maintains sophisticated order entry and fulfillment operations for efficient processing of customer orders.

    MANAGE BY PROACTIVELY USING INFORMATION SYSTEMS. The Company proactively uses its information systems in merchandising, marketing and list management to test, assess and adjust day-to-day as well as long-term operating activities. Timely, comprehensive information allows the Company to alter product mix in future catalogs, select target customers and change prices on particular products in response to consumer preferences.

    CAPITALIZE ON THE COMPANY'S FLEXIBLE STRUCTURE AND SHORT CATALOG LEAD
TIME. The Company's short catalog lead time (approximately 60 days) gives it a high degree of flexibility to make changes in upcoming catalogs based on up-to-date information. This enables the Company to manage its business on a catalog by catalog, page by page, product by product basis to determine future product offerings and the most profitable customer segments to target.

CATALOGS

    The Company publishes main and specialty editions of The Sportsman's Guide catalog. The Company mailed nearly 43 million catalogs to existing and prospective customers in 1996.

    FORMAT. The Company's catalogs are designed to be fun and entertaining. Every catalog uses a highly promotional format that features various items at sale prices. Unique to the Company is its product description, or copy. The catalogs make creative and expansive use of art and copy to extensively describe products with humorous text, call-outs, photos, photo captions and caricatures. Copy is written in the first person from Gary Olen to the reader. The catalogs are perceived by customers as having entertainment value and are advertised as The "Fun-to-Read" Catalog.-Registered Trademark- Excerpts from the catalogs have been featured in Jay Leno's "Headlines" segment on The Tonight Show. The copy has also been singled out for its excellence by various publications within the direct mail industry.

    TYPES AND PURPOSES. Main catalog editions are mailed monthly and offer selections of the Company's best selling products in a variety of product categories. Main catalogs generate the majority of the Company's sales. The Company also uses its main catalog as its primary prospecting catalog to test new names and new products. Response data from main catalog mailings is used to create specialty catalogs. New customers continue to receive monthly main catalogs in addition to specialty catalogs featuring the product categories in which they have shown an interest through past purchases.

    Specialty catalogs contain wide selections of products from a single product category. The Company identifies the product categories for its specialty catalogs based on demand generated for certain categories in the Company's main catalogs. The Company first tested the specialty catalog concept in 1994 and found it to be successful. The Company has since developed the concept into numerous specialty editions. During 1996, the Company published ten specialty catalogs targeting buyers of footwear and apparel, deer hunting equipment, ammunition and shooting supplies and military surplus. The Company published a successful camping equipment catalog in April 1997 and plans to continue to develop and test new specialty titles, including a holiday gift catalog in 1997.

    The specialty titles allow the Company to utilize a customized marketing plan for individual consumer groups thereby maximizing response rates and minimizing advertising costs as a percentage of sales. The

Company believes that its specialty catalog titles have been an important component in its sales growth and have allowed the Company to expand its sales to existing customers and to broaden sales to new customers beyond the Company's historical customer profile.

    CREATION. All catalogs are created and designed in-house by the Company's creative services department which produces the advertising copy and layouts for each catalog. Substantially all of the photographs used in the catalogs are taken at the Company's in-house photo studio. Artwork and copy for the catalog are transmitted in digital format from the Company's desktop publishing systems to a pre-press vendor and then to the printer, which prints and mails the catalogs. These capabilities allow the Company to preserve the catalog's distinctive character and allow the Company greater control of the catalog production schedule, which reduces the lead time necessary to produce catalogs. The Company is able to prepare and mail a catalog in approximately 60 days, which allows it to offer new merchandise quickly to its customers, thereby maximizing pricing opportunities while minimizing inventory carrying costs. The Company believes this turnaround time is one of the fastest in the direct marketing industry. Because the Company uses a value-oriented sales approach, the Company is able to use a lower weight and grade of paper than its competitors to reduce its catalog production costs.

MERCHANDISING

    The Company's products originally were limited to a small selection of merchandise targeted to the deer hunter. The Company's product offerings have gradually evolved to a broader range of merchandise intended to appeal to the value-oriented outdoorsman. The Company offers a changing mix of products from catalog to catalog.

    PRODUCTS. The Company's products include footwear, clothing and accessories, hunting and shooting accessories, optics, ammunition and camping and outdoor recreation equipment as well as a diverse range of offerings in other product categories. The Company sells high value, low price, name brand products, as well as unique and unusual products which appeal to its targeted customer base and provide value to customers. The following graph shows the Company's sales by product category for 1996:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Footwear                              19.1%
Clothing and Accessories              17.7%
Hunting and Shooting Accessories      12.2%
Optics                                10.8%
Ammunition                             8.2%
Camping and Outdoor Recreation         7.9%
Hardware, Tools and Automotive         6.1%
Domestics                              3.9%
Novelty and Collectibles               3.5%
Electronics                            3.2%
Knives                                 2.8%
Other                                  4.6%

    MERCHANDISE MIX. The Company historically offered a changing mix of in-line products. In-line products are those products regularly available from manufacturers. As a complement to its value pricing approach, in 1996 the Company began aggressively pursuing manufacturers' close-outs of name brand shoes, boots, clothing, watches and other merchandise, which it offers to its customers at savings of 25% to 60% from original retail prices. The Company also offers military surplus from around the world, providing customers a low-cost alternative for items such as wool coats and pants, shirts, gloves, underwear, blankets, boots, sleeping bags, jackets, backpacks, skis and snowshoes.

    The Company's merchandising strategy has been to shift its merchandise mix to a larger percentage of manufacturers' close-outs, military surplus and other higher margin product categories including apparel and footwear, and to reduce the number of lower price point items, while maintaining a broad selection of products. This strategy has added to the Company's customer base value-oriented purchasers who may not otherwise be identified as pure outdoorsmen. This strategy has also contributed to significant increases in the Company's overall gross profit margins.

    SOURCING. The Company's buyers actively seek sources for products they believe will interest the Company's targeted customers. The Company seeks to maintain existing and develop new relationships with vendors to provide ongoing access to manufacturers' close-outs, military surplus and other items. Buyers regularly attend trade shows, meet with vendors and make mass mailings and cold calls to locate high quality, low price, name brand merchandise as well as unusual or unique products. The Company frequently purchases large quantities of close-outs and other individual items on an opportunistic or when-available basis. The capability to purchase large quantities in a short time period makes the Company a unique and desirable outlet for manufacturers looking to sell overstocked or discontinued products.

    The Company purchases its merchandise from more than 1,000 suppliers and generally purchases all of its product needs for a particular item from one vendor. No single supplier accounted for more than 10% of the Company's purchases during 1996, and the Company believes there are numerous sources for products in its merchandise categories.

    SELECTION. The Company's buyers and merchandising staff along with Gary Olen collectively select the merchandise to be offered to customers by evaluating product availability, pricing, historical demand, emerging merchandise trends and expected product profitability. Each product is hand-picked, and most are field tested by Company buyers to ensure quality, functionality and proper sizing in order to maximize appeal to customers.

    INVENTORY MANAGEMENT. Once merchandise has been selected, the Company's rebuyers are responsible for ordering all merchandise, determining the quantity and arrival date, managing inventory levels, assessing customer demand, adjusting estimates, cancelling orders for slow-moving merchandise and reordering merchandise. Utilizing the Company's information systems, buyers and rebuyers meet seven days following each catalog mailing to monitor product sales and take responsive action. Slow-moving merchandise is actively promoted through telemarketing, clearance sales, package stuffers or, when possible, is returned to the vendor.

    As part of its merchandise liquidation strategy, the Company maintains a small retail outlet store at its warehouse and distribution facilities in South St. Paul, and plans to open a second retail store in Moundsview, Minnesota, from which it sells discontinued, overstocked, returned and regular catalog merchandise. The retail stores provide a liquidation outlet and serve to minimize inventory mark-downs.

    CATALOG CONTENT. The merchandise offered in the catalogs is determined based on product availability and the catalog in-home delivery date. Manufacturers' close-outs are offered when available. Close-outs and military surplus merchandise purchased in large quantities are normally placed in the Company's main catalogs. If a supply of merchandise is limited, it is usually offered in a specialty catalog or is included in a multiple page insert in the main catalog mailed to a targeted customer segment. Numerous products are shown on each page giving the catalog a dense look and adding to the Company's value-oriented image. Product sales are analyzed item by item to identify trends and help plan future merchandise offerings.

MARKETING

    The Company's marketing programs are based on gathering, analyzing and organizing information on its customers. The Company believes that because it offers such a broad mix of merchandise, it is particularly important for it to fully understand its customers.

    CUSTOMER DATABASE. The Company maintains a proprietary customer database which stores detailed information on each customer in the Company's customer list, including demographic data and purchasing history. The Company's customer database contains over 3.5 million house names, including over one million customers who have made purchases within the last 12 months. The customer database is updated regularly with information as new purchases are recorded.

    CUSTOMER SEGMENTATION. The Company has developed its own customer segmentation models to segment its customer list according to many variables, allowing the Company's marketing department to analyze each segment's buying patterns. The Company statistically validates the results of each of its catalog mailings. The data is used to further segment the customer database to refine the frequency and selectivity of the Company's catalog mailings in an effort to maximize response rates and profitability.

    LIST DEVELOPMENT. The Company's new customer acquisition program is designed to cost-effectively identify and capture new customers that fit its customer profile. New customers are acquired principally through the use of targeted mailings to individuals identified through mailing lists rented or exchanged from other catalog companies, retail subscription lists, and lists of names compiled from businesses whose customers have interests similar to those of the Company's customers. The Company is generally entitled to make one mailing to each name obtained through a rented or exchanged mailing list. If the customer responds, the name is added to the Company's database and may be freely used by the Company in the future. The Company is also pursuing new sources of prospective customers, such as those who request catalogs through advertising, through the Company's web site or from customer referrals. New customers accounted for approximately 20% of the Company's sales during 1996.

    Once new customers are acquired, the Company's objective is to maximize the long-term profit potential from these customers. With ongoing refinements in the Company's approach to merchandising and marketing, the Company has increased the frequency and quantity of mailings to the most profitable segments of its existing customer list. Demographic and regression analyses of historical purchasing patterns of existing customers, including recency, frequency and monetary modeling, are performed to assist in merchandising and customer targeting and to increase sales to existing customers. Existing customers accounted for approximately 80% of the Company's sales during 1996.

    MARKETING PROGRAMS AND PROMOTIONAL FORMATS. The Company strives to develop promotional formats that will stimulate customer purchases. Successful promotional formats include catalog cover designs, different catalog covers (or wraps), free gifts and promotional tag lines such as "last chance" offers.

    The Company employs a disciplined approach to its marketing activities. The Company tests a sample of new names before mailing to a new customer group, tests price and shipping charge changes, tests new list sources and tests marketing programs and promotional formats before full-scale implementation to ensure customer acceptance and cost-effectiveness. Two significant, successful marketing programs implemented by the Company are a buyer's club and an installment payment plan.

    - BUYER'S CLUB. The Company's buyer's club offers its members exclusive merchandise not offered to other customers as well as a merchandise discount of 10% on regularly priced items and 5% on sale items and special buys. Customers can purchase a one year membership in the Company's buyer's club for a $29.99 fee, or a two or three year membership for a fee of $53.99 and $80.99, respectively.

    - INSTALLMENT PAYMENT PLAN. The Company's installment payment plan, known as the "G.O. Painless 4-Pay Plan," is available to credit card customers with orders of $50 or more. Payments under the plan consist of 25% of the merchandise charges (plus 100% of any shipping charges and buyer's club fees, if applicable) at the time of shipment with three equal installments in 30 day increments, which are automatically charged to the customer's credit card. No interest or additional fees are charged by the Company to customers who elect the 4-Pay Plan.

    CUSTOMER SERVICE. A key element of the Company's marketing strategy is its commitment to customer service. The Company has a toll-free customer service telephone line separate from its inbound ordering lines. The Company maintains a separate customer service department staffed with full-time customer service representatives who answer customer inquiries, reply to complaints and assist customers in returning merchandise. The customer service department personally responds to all customer correspondence. The Company's commitment to customer service is supported by its unconditional guarantee which allows customers to return merchandise for any reason and at any time for refund or exchange if they are not satisfied with the merchandise.

    WEB SITE. The Company maintains a web site which allows customers to request catalogs and provides information on special product offerings. Although customers cannot order merchandise from the web site, customers can e-mail the Company with questions about products, pricing and availability. The Company is collecting e-mail addresses and plans to use e-mail communications in its future marketing efforts. The address of the Company's web site is www.sportsmansguide.com.

OPERATIONS AND FULFILLMENT

    INBOUND CALLS. The Company maintains an in-house call center. Approximately 70% of customer orders are placed through the Company's toll-free telephone lines which are staffed 24 hours per day, seven days a week, with the remaining 30% of orders received by mail or facsimile. The Company's telephone system consists of an expandable AT&T GR3 digital switch which currently has ten T-1 lines. Computer telephony integration software identifies the caller and, if known, accesses the customer's records simultaneously with answering the call. When fully staffed, the Company has the capacity of handling up to 2,500 calls per hour on average, and the Company believes that its current capacity is sufficient to handle demand in the foreseeable future.

    The Company also contracts with an outside call center to handle calls on an as-needed basis. If calls become backlogged or in the event of telephone system failure, back-up systems and rerouting capabilities allow the outside call center to handle inbound telephone orders. The outside call center has access to inventory availability, mirrors existing call processing and allows the Company to maintain its call standards.

    OUTBOUND TELEMARKETING. The Company maintains a small outbound telemarketing department as part of its telephone sales operations. Telemarketers contact existing customers who have previously purchased collectibles and supply items such as ammunition to offer them similar products. Outbound telephone sales accounted for approximately 1% of the Company's sales during 1996.

    ORDER ENTRY. The Company's telemarketing department is staffed with individuals who are familiar with the products offered in the catalogs and can offer assistance to customers on availability, color, size and other information. Telemarketers use a catalog sales system with pre-written merchandise descriptions and sales offers and are provided monetary incentives to sell additional merchandise to customers who order by phone. During 1996, add-on sales averaging $10 per order were made to approximately 28% of all inbound phone orders.

    Processing of customer orders is coordinated and handled by the Company's on-line order entry system. Telephone orders are entered directly into the system. Mail orders are batched and, after payment is verified, are then entered into the system. The system is also used in connection with all other order entry and fulfillment tasks including credit authorization, order picking and packing and shipment. During fiscal 1996, the Company's on-line order processing system handled in excess of 1.5 million orders.

    CREDIT AND PAYMENT TERMS. Customers can pay for orders by check or major credit card. Orders are shipped after credit card charges are approved or checks are received. Charges are not billed to customer credit cards until the orders are ready for shipment.

    PICKING AND PACKING. Through its fulfillment and delivery methods, the Company strives to be a low cost operator in the direct mail industry. The Company uses an integrated computer picking, packing and shipping system. The system edits orders and generates warehouse pick tickets and packing slips. Packers are provided monetary incentives to ensure accuracy of orders, which has contributed to the Company's distribution accuracy rate of 99.9% during fiscal 1996. During its peak season, the Company normally ships in excess of 20,000 packages in a single shift. The Company believes it has sufficient additional capacity available for the foreseeable future which can be utilized by adding more shifts and working days.

    SHIPPING. The Company promises next business day shipping on orders received by 7 p.m. for in-stock merchandise. Virtually all of the Company's merchandise is stocked at, and shipped from, its facility in South St. Paul, Minnesota, although a small percentage of merchandise is drop-shipped directly to the customer by specific vendors. The Company primarily utilizes United Parcel Service and the United States Postal Service for shipment of merchandise to customers. The Company utilizes a consolidating shipper for delivery of merchandise to the United States Postal Service. A shipping fee is charged on each customer order based on the total dollar amount ordered. The Company will expedite shipping for an additional fee. The Company's fulfillment system automatically determines the lowest cost method of shipping each order.

    INVENTORY CONTROL. The Company's merchandise mix results in the Company maintaining a broad selection of products as well as large quantities of individual products. Consequently, inventory management is an important component of its operations. The Company employs a cycle count (perpetual inventory) procedure which eliminates wall-to-wall physical counts and resulted in 99.8% inventory accuracy during fiscal 1996.

    RETURNS. The Company maintains an unconditional return policy which permits customers to return merchandise for any reason at any time for refund or exchange. Returned merchandise is restocked, sold in the retail outlet, returned to the supplier or scrapped. Returns processors are provided monetary incentives to ensure accuracy of returns processing.

    SEASONAL STAFFING. The Company adjusts the number of employees to meet variable demand levels, particularly during the peak selling season, which includes the months of November and December. To meet increased order volume during the Company's peak selling season, the Company hires a significant number of temporary employees.

INFORMATION SYSTEMS AND TECHNOLOGY

    The Company has developed an integrated management information system which the Company expects to be fully redundant by the fourth quarter of 1997. In addition to on-line order entry and processing, the information system also provides support for merchandising, inventory management, marketing and financial and management reporting. The on-line access to information allows management to monitor daily trends and the performance of merchandise and planning functions.

    The Company's main hardware platform is the IBM Risk 6000 series of computers. The Company is implementing a five year program to convert from a Unidata to an Informix database operating system, which it expects to complete in 2001. The Company believes that its recent investment in the IBM Risk 6000 processors and operating system conversion will provide the Company with an adequate platform to support its growth plan.

COMPETITION

    The direct marketing industry includes a wide variety of specialty and general merchandise retailers in a highly competitive and fragmented business environment. The Company sells its products to customers in all 50 states and competes in the purchase and sale of merchandise with all retailers. The Company believes that no competitor offers as comprehensive a selection of products at discount prices. However, there are other mail order catalogs as well as discount retailers that offer similar products to those found in the Company's catalogs. Examples of other outdoor/hunting catalogs include Bass Pro Shops Inc. and Cabela's Inc. Although these catalogs may compete with the Company in certain product categories, none focuses directly on the value-oriented outdoorsman niche. Discount retailers, such as Wal-Mart Stores, Inc. or Kmart Corporation, offer selected products similar to those found in the Company's catalogs. See "Risk Factors--Competition."

REGULATION

    The Company is subject to federal, state and local laws and regulations which affect its catalog mail order operations. Federal Trade Commission regulations, in general, govern the manner in which orders may be solicited, the information which must be provided to prospective customers, the time in which orders must be shipped, obligations to customers if orders are not shipped within the time promised, and the time in which refunds must be paid if the ordered merchandise is unavailable or if it is returned. In addition, the Federal Trade Commission has established guidelines for advertising and labeling many of the products sold by the Company.

    The Company is also subject to a variety of state laws and regulations relating to, among other things, advertising, pricing, charging and collecting state sales or use tax and product safety/restrictions. Some of these laws prohibit or limit the sale, in certain states or localities, of certain items offered in the Company's catalogs such as black powder firearms, ammunition, bows, knives and similar products. State and local government regulation of hunting can also affect the Company's business. See "Risk Factors--Government Regulation."

SERVICE MARKS

    The Company's service marks "The Sportsman's Guide" and "The 'Fun-to-Read' Catalog" have been registered with the United States Patent and Trademark Office. "The Sportsman's Guide" mark has also been registered in Canada.

EMPLOYEES

    As of March 28, 1997, the Company employed approximately 690 individuals, including full-time and part-time associates. During 1996, the Company's seasonal employment ranged from a high of approximately 975 employees (plus an additional 100 temporary workers) in December to a low of approximately 525 employees in early March. None of the Company's employees are currently covered by a collective bargaining agreement. The Company considers its employee relations to be good.

PROPERTIES

    The Company's executive offices, warehouse and distribution facilities are located at 411 Farwell Avenue, South St. Paul, Minnesota. The Company currently leases approximately 320,000 square feet at this facility under a triple net lease expiring October 1998. The lease includes a five month renewal option at current rental rates and a three year renewal option at fair market value. The Company conducts all of its catalog operations at this facility, which also includes a small retail outlet store from which it sells discontinued, overstocked, returned and regular catalog merchandise. The Company is exploring alternative sites for its operations in the event its lease is not renewed. The Company also leases approximately 14,000 square feet in Moundsview, Minnesota where it plans to open a second retail outlet store. The Company believes its facilities are sufficient for its current operating plan.

LEGAL PROCEEDINGS

    The Company is not a party to any pending legal proceedings other than litigation which is incidental to its business and which the Company believes is not material.

                                   MANAGEMENT

DIRECTORS, OFFICERS AND KEY EMPLOYEES

    Set forth below is certain information about the Company's directors, officers and key employees:

NAME                            AGE                                        POSITION
--------------------------      ---      -----------------------------------------------------------------------------
Vincent W. Shiel, Ph.D....          64   Chairman of the Board(1)
Gary Olen.................          55   President, Chief Executive Officer and Director
Gregory R. Binkley........          48   Executive Vice President, Chief Operating Officer and Director
Charles B. Lingen.........          52   Senior Vice President of Finance, Chief Financial Officer, Secretary,
                                           Treasurer and Director
William G. Luth...........          47   Senior Vice President of Marketing
John M. Casler............          47   Vice President of Merchandising
Charles F. Lackey.........          46   Vice President of Human Resources
Barry W. Benecke..........          52   Vice President of Creative Services
Bernard S. Bauhof.........          49   Senior Director--Information Systems and Technology
Leonard M. Paletz.........          62   Director(1)(2)
Mark F. Kroger............          43   Director(2)
William T. Sena...........          60   Director(1)(2)

------------------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

    VINCENT W. SHIEL, PH.D. has been a director of the Company since 1990 and was elected Chairman of the Board in 1994. Dr. Shiel owns an interest in and serves as a director of ABN Sports Supply, Inc. ("ABN Sports"), a wholesale firearms distributor. Dr. Shiel is a principal shareholder and has served as President and a director of Outdoor Consulting, Inc., a management consulting firm, since 1988. From 1984 to 1988, Dr. Shiel served on the board of directors and owned a controlling interest in Gander Mountain, Inc. ("Gander Mountain"), then a retail mail order catalog company specializing in outdoor sporting equipment. Dr. Shiel resigned as a director of and sold his controlling interest in Gander Mountain in 1988. Dr. Shiel was the principal owner and President of Outdoor Sports Headquarters, Inc., a hunting and sporting goods wholesaler, from its formation in the early 1960s until 1978.

    GARY OLEN is a co-founder of the Company and served as its Executive Vice President and Secretary from its incorporation in 1977 until December 31, 1993. Mr. Olen was elected President and Chief Executive Officer of the Company in 1994. Mr. Olen has been a director of the Company since its incorporation. From 1970 to 1977, Mr. Olen was employed as the Marketing Director for Fidelity File Box, Inc. ("Fidelity File Box"), which sells corrugated storage products, office and industrial equipment and office industrial supplies through mail order catalogs. From 1967 to 1970, Mr. Olen was a Merchandise Manager with C&H Distributors, a business-to-business mail order catalog specializing in the sale of industrial and office equipment. From 1960 to 1967, Mr. Olen was employed in the catalog division of J.C. Penney Company. Mr. Olen was also the sole proprietor of the predecessor of the Company, The Olen Company, founded in 1970.

    GREGORY R. BINKLEY has been a director of the Company since 1995. Mr. Binkley has been employed by the Company since February 1994 and was elected Vice President in April 1994, Senior Vice President of Operations and Chief Operating Officer in 1995 and Executive Vice President in 1996. From 1993 to 1994, Mr. Binkley served as an independent operations consultant. From 1990 to 1993, Mr. Binkley was employed by Fingerhut Companies, Inc. ("Fingerhut"), a mail order catalog business, as Director of Distribution. From 1988 to 1990, Mr. Binkley was Director of Distribution with Cable Value Network, Inc., a cable television retailer. From 1975 to 1988, Mr. Binkley was employed by Donaldsons Department

Stores, a division of Allied Stores Corporation, serving as Vice President of Finance and Operations from 1987 to 1988 and Vice President of Operations from 1981 to 1987.

    CHARLES B. LINGEN has been a director of the Company since 1995. Mr. Lingen has been employed by the Company since May 1994 as its Chief Financial Officer, Vice President of Finance and Treasurer, in 1995 was elected Secretary and in 1996 was elected Senior Vice President of Finance. From 1973 to 1994, Mr. Lingen was employed by Fingerhut, serving as Vice President of Finance and Controller from 1989 to 1994.

    WILLIAM G. LUTH has been employed by the Company since June 1995, was elected Vice President of Marketing in December 1995 and in 1996 was elected Senior Vice President of Marketing. Mr. Luth was employed by Fingerhut from 1994 to 1995 as General Manager Motorsports Marketing, served as an independent consultant to two direct marketing catalog firms from 1993 to 1994, was employed by Lands' End, Inc., a mail order catalog business, from 1992 to 1993 as Managing Director/Canada and was employed by Fingerhut from 1982 to 1992 where he served in various marketing and management positions including Vice President Marketing--Figi's Inc. from 1991 to 1992, Director--Telemarketing from 1989 to 1990 and Director--Customer List Development from 1985 to 1989.

    JOHN M. CASLER has been employed by the Company since January 1996 and was elected Vice President of Merchandising in January 1997. Mr. Casler was employed by Gander Mountain from 1989 to 1995, where he served as Division Merchandise Manager from 1990 to 1995. Prior to that time, Mr. Casler held merchandise management positions at Munson Sporting Goods Co., Inc. from 1985 to 1989 and at the Target Stores Division of Dayton Hudson Corp. from 1982 to 1985.

    CHARLES F. LACKEY has been employed by the Company since March 1994 and was elected Vice President of Human Resources in March 1997. Mr. Lackey was employed by The Reynolds & Reynolds Company, a printing company, from 1989 to 1993 as Western Regional Manager of Human Resources, by Digital Equipment Corporation, a computer manufacturer, from 1985 to 1989 as Southwest Manager of Human Resources and by Minnesota Mining and Manufacturing Company (3M) from 1973 to 1985 as a Manager of Human Resources.

    BARRY W. BENECKE has been employed by the Company since July 1996 as Senior Director--Creative Services and was elected Vice President of Creative Services in July 1997. Mr. Benecke was employed by CyDeCosse Inc., a direct marketing company, from 1990 to 1996 as Vice President of Creative Services, and Fingerhut from 1983 to 1990 as Creative Director. Prior to 1983, Mr. Benecke managed his own advertising/design firm for 13 years.

    BERNARD S. BAUHOF has been employed by the Company since July 1996 as Senior Director-- Information Systems and Technology. Mr. Bauhof was employed by CyDeCosse Inc. from 1994 to 1996 as Director of Information Systems, by The MusicLand Group, Inc. from 1990 to 1994 as Director of Distributed Systems, by Zetaco Inc., a manufacturer of optical disc servers, from 1988 to 1990 as Director of Software Engineering and by CPT Corporation, a network printing company, from 1980 to 1988 as Software Engineering Director.

    LEONARD M. PALETZ is a co-founder of the Company and served as Chairman of the Board, Chief Executive Officer, Treasurer and a director from the Company's incorporation in 1977 until 1994. Mr. Paletz resigned his offices of Chairman of the Board, Chief Executive Officer and Treasurer in May 1994, and retired as an employee of the Company effective December 31, 1994. Mr. Paletz also served as the Company's President from its incorporation through December 31, 1993. From 1962 to 1977, Mr. Paletz was employed by Fidelity File Box in various positions including Vice President and General Manager and was also a director and shareholder of Fidelity File Box.

    MARK F. KROGER has been a director of the Company since 1990. He is the Chairman of the Board, President, Chief Executive Officer and Treasurer of ABN Sports. Mr. Kroger has served as President and a director of ABN Sports since 1987 and is also a significant shareholder. Mr. Kroger is also the Chairman of the Board, President and Chief Executive Officer of LMV, Inc. dba Ohio Powder Company, a wholesale distributor of gun powder, and the President and a director of MKS Supply, Inc., a marketer and seller of firearms to distributors. Mr. Kroger was employed by Outdoor Sports Headquarters, Inc. from 1973 to 1985 where he held various positions in sales and merchandising.

    WILLIAM T. SENA has been a director of the Company since 1990. He is an investment advisor with Sena Weller Rohs Williams, Inc., an investment advisory firm. Mr. Sena has been associated with such investment advisory firm and its predecessor since 1965. Mr. Sena is also a director of Phoenix Medical Technology, Inc.

EXECUTIVE COMPENSATION

    The following table sets forth the cash compensation paid to the Chief Executive Officer and to each of the other executive officers of the Company whose total annual salary and bonus for fiscal 1996 exceeded $100,000 (the "Named Executive Officers") for services rendered in all capacities to the Company for each of the fiscal years indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                       ANNUAL           LONG-TERM
                                                                                    COMPENSATION      COMPENSATION
                                                                                --------------------  -------------
                                                                                 SALARY      BONUS       OPTIONS
NAME AND PRINCIPAL POSITION                                            YEAR        ($)        ($)          (#)
-------------------------------------------------------------------  ---------  ---------  ---------  -------------
Gary Olen .........................................................       1996    137,127    158,000       38,950
  President and Chief Executive Officer                                   1995    126,253         --           --
                                                                          1994    125,000     95,571       21,875

Gregory R. Binkley ................................................       1996    103,275     86,500       21,210
  Executive Vice President and Chief                                      1995     98,269         --           --
  Operating Officer                                                       1994(1)    76,827    47,785       5,313

Charles B. Lingen .................................................       1996     97,218     79,500       17,670
  Senior Vice President of Finance, Chief Financial Officer and           1995     90,816         --           --
  Secretary/Treasurer                                                     1994(2)    49,759    19,114       1,875

William G. Luth ...................................................       1996     94,311     79,500       17,670
  Senior Vice President of Marketing                                      1995(3)    42,489        --          --

------------------------

(1) Mr. Binkley was employed by the Company in February 1994. Salary paid in 1994 consists of amounts paid from such date to the end of the fiscal year.

(2) Mr. Lingen was employed by the Company in May 1994. Salary paid in 1994 consists of amounts paid from such date to the end of the fiscal year.

(3) Mr. Luth was employed by the Company in June 1995. Salary paid in 1995 consists of amounts paid from such date to the end of the fiscal year.

STOCK OPTIONS

    The following table sets forth information with respect to the Named Executive Officers concerning the grant of options during fiscal 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                 INDIVIDUAL GRANTS(1)
                                     ----------------------------------------------------------------------------
                                                                                             POTENTIAL REALIZABLE
                                                   % OF TOTAL                                  VALUE AT ASSUMED
                                      NUMBER OF      OPTIONS                                    RATES OF STOCK
                                     SECURITIES    GRANTED TO                                 PRICE APPRECIATION
                                     UNDERLYING     EMPLOYEES     EXERCISE OR                 FOR OPTION TERM(2)
                                       OPTIONS      IN FISCAL     BASE PRICE    EXPIRATION   --------------------
NAME                                 GRANTED (#)     YEAR(3)        ($/SH)         DATE        5%($)     10%($)
-----------------------------------  -----------  -------------  -------------  -----------  ---------  ---------
Gary Olen..........................      38,950          31.2%          2.50      10/21/06      61,239    155,191
Gregory R. Binkley.................      21,210          17.0%          2.50      10/21/06      33,347     84,508
Charles B. Lingen..................      17,670          14.1%          2.50      10/21/06      27,781     70,404
William G. Luth....................      17,670          14.1%          2.50      10/21/06      27,781     70,404

------------------------

(1) All options were granted under the Company's 1996 Stock Option Plan and will become exercisable upon shareholder approval of the Plan.

(2) The compounding assumes a ten-year exercise period for all option grants. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in this table may not necessarily be achieved.

(3) During fiscal 1996, the Company granted employees options to purchase an aggregate of 125,000 shares of Common Stock.

    The following table sets forth information with respect to the Named Executive Officers concerning options held at fiscal year end 1996. None of the Named Executive Officers exercised any options during fiscal 1996.

                    AGGREGATED FISCAL YEAR-END OPTION VALUES

                                                               VALUE OF UNEXERCISED
                                NUMBER OF UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                 OPTIONS AT FY-END(#)              FY-END($)(1)
                             ----------------------------  ----------------------------
NAME                         EXERCISABLE  UNEXERCISABLE(2) EXERCISABLE  UNEXERCISABLE(2)
---------------------------  -----------  ---------------  -----------  ---------------
Gary Olen..................      21,875         93,950             --             --
Gregory R. Binkley.........       5,313         21,210             --             --
Charles B. Lingen..........       1,875         17,670             --             --
William G. Luth............          --         17,670             --             --

------------------------

(1) None of the options were "in-the-money" at the end of fiscal 1996.

(2) The Named Executive Officers were granted certain options under the Company's 1996 Stock Option Plan as described in "Option Grants in Last Fiscal Year," which options become exercisable upon shareholder approval of the Plan at the Company's Annual Meeting of Shareholders scheduled for July 16, 1997. If such approval is obtained, Mr. Olen will have 60,825 exercisable options, Mr. Binkley will have 26,523 exercisable options, Mr. Lingen will have 19,545 exercisable options and Mr. Luth will have 17,670 exercisable options.

1997 STOCK OPTION GRANTS

    On April 18, 1997, the Board of Directors granted options to purchase an aggregate of 130,000 shares of Common Stock under the Company's 1996 Stock Option Plan to certain employees of the Company, including grants to the following senior management personnel: Gary Olen--33,790 shares; Gregory R. Binkley--20,740 shares; Charles B. Lingen--15,420 shares; William G. Luth--17,250 shares; and John M. Casler--10,000 shares. The options vest in four cumulative installments of 25% commencing on the date of grant and on each anniversary of the date of grant and expire on the tenth anniversary of the date of grant. The options have an exercise price of $4.00 per share, which was slightly in excess of the average of the bid and asked price of the Common Stock on the date of grant.

    On July 1, 1997, the Board of Directors approved the grant of options to purchase 220,000 shares of Common Stock to officers of the Company contingent upon the completion of this offering as follows: Mr. Olen--50,000 shares; Mr. Binkley--59,500 shares; Mr. Lingen--34,000 shares; Mr. Luth--42,500 shares; and Mr. Casler--34,000 shares. The exercise price of each option will be the Price to Public set forth on the cover page of this Prospectus. The options will vest in four cumulative installments of 25% commencing on the date of grant and on each anniversary of the date of grant and will expire on the tenth anniversary of the date of grant.

EMPLOYMENT AGREEMENTS

    The Company intends to enter into employment agreements with Gary Olen, Gregory R. Binkley, Charles B. Lingen, William G. Luth and John M. Casler to continue their employment in their present positions.

DIRECTOR COMPENSATION

    The Company currently does not pay directors fees. Directors are reimbursed for out-of-pocket expenses incurred in attending board meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors is comprised of Vincent
W. Shiel, Leonard M. Paletz and William T. Sena. Mr. Paletz is a former Chief Executive Officer of the Company. During fiscal 1996 and the thirteen weeks ended March 28, 1997, the Company purchased merchandise inventory in the amounts of $3.0 million and $493,000, respectively, from ABN Sports. Dr. Shiel is a shareholder and director of ABN Sports. Mark F. Kroger is a shareholder, Chairman of the Board, President, Chief Executive Officer and Treasurer of ABN Sports. The Company believes that the terms of such purchases were as favorable as could have been obtained from an unrelated party.

    Outdoor Consulting, Inc., a corporation owned by Dr. Shiel, provides certain consulting services to the Company. In addition, Dr. Shiel, Mr. Paletz and Mr. Kroger hold subordinated notes payable which will be paid in full, and Dr. Shiel and Mr. Kroger own shares of Series A Preferred Stock which will be repurchased by the Company, upon completion of this offering. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

    In January 1990, the Company entered into a Consulting Agreement with Outdoor Consulting, Inc., pursuant to which Outdoor Consulting, Inc. provides consulting services to the Company. The initial term of the agreement expired on December 31, 1990; however, the agreement continues on a year-to-year basis until terminated by either party upon 60 days prior written notice. The initial compensation payable under the agreement was $4,000 per month. Effective January 1, 1997, the compensation payable under this agreement was increased to $5,000 per month. Vincent W. Shiel is the sole shareholder and employee of Outdoor Consulting, Inc.

    In February 1994, the Company issued $3.2 million of subordinated notes payable in a private placement transaction with certain shareholders of the Company, including Vincent W. Shiel, Leonard M. Paletz and Mark F. Kroger. Pursuant to the terms of the notes, interest was payable quarterly at the rate of 8% and the entire principal amount was payable in February 1996 and was subsequently extended until May 1996. Of the entire financing, $2.5 million represented additional funds provided to the Company to meet certain working capital needs, $500,000 represented a rollover of the payment of short-term promissory notes issued in June 1993, $167,000 represented a rollover of the principal payments due in January 1994 for a subordinated note payable and $80,000 represented a rollover of a principal payment due to Mr. Paletz. Warrants to purchase 324,680 shares of Common Stock of the Company, at an exercise price of $1.88, were attached to the promissory notes issued in 1994.

    In May 1996, the Company issued $3.4 million of subordinated notes payable in a private placement to replace and renew the 1994 financing and certain other subordinated notes payable. These notes bear interest at 1.75% over prime, but not less than 9% (10.25% at July 1, 1997), payable quarterly. Pursuant to the terms of these subordinated notes payable, the entire principal amount is due June 15, 1998. The holders of the subordinated notes payable (and principal amount) include: Vincent W. Shiel and his wife ($986,074); Frederick J. Kroger ($723,334); Ralph E. Heyman, as trustee under various trusts for the benefit of Dr. and Mrs. Shiel and their children and grandchildren ($397,260); Thomas A. Smith, as trustee under a trust for the benefit of Dr. and Mrs. Shiel and their children ($200,000); Leonard M. Paletz ($180,095); Stuart A. Shiel ($100,000);
Mark F. Kroger ($31,667); and all others ($795,000). Warrants to purchase 341,347 shares of Common Stock of the Company, at an exercise price of $1.81, were attached to these subordinated notes payable. The subordinated notes payable are collateralized by the assets of the Company subordinate to liens securing borrowings under the Company's revolving credit facility. The Company's aggregate interest expense during 1996 for all of these financings was $317,000. The subordinated notes payable will be paid in full upon completion of this offering using a portion of the net proceeds from this offering.

    The 20,000 shares of the Company's Series A Preferred Stock currently outstanding were issued for an aggregate purchase price of $200,000 ($10.00 per share) in 1990 in connection with the Company's plan of reorganization under Chapter 11 of the Bankruptcy Code. The holders of the Series A Preferred Stock (and number of shares) include: Dr. and Mrs. Shiel (10,000 shares); Frederick J. Kroger (3,000 shares); Mark J. Kroger (1,000 shares); and all others (6,000 shares). See "Principal and Selling Shareholders." The Board of Directors of the Company has determined that it is in the best interests of the Company to repurchase the Series A Preferred Stock in connection with this offering. Because the terms of the Series A Preferred Stock do not contain any provision for its repurchase, the Board of Directors has determined that the fair value of the Series A Preferred Stock is equal to the maximum amount payable under the terms of the Series A Preferred Stock upon a liquidation, dissolution or winding up of the Company. See "Description of Capital Stock--Series A Preferred Stock." Based upon the formula contained in the terms of the Series A Preferred Stock, such amount is equal to $50.00 per share, or an aggregate of $1,000,000. One of the factors considered by the Board of Directors in making this determination was the fact that the holders of the Series A Preferred Stock would have received such maximum amount in connection with the proposed merger of the Company with VISTA 2000, Inc. in 1996 which was never consummated.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock and Series A Preferred Stock as of July 1, 1997 by each director and Named Executive Officer of the Company, all directors and executive officers as a group, each person known by the Company to beneficially own more than 5% of the Common Stock or Series A Preferred Stock and each Selling Shareholder, and as adjusted to give effect to the sale of shares offered hereby.

                                                         BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                                                           PRIOR TO OFFERING           SHARES          AFTER THE OFFERING(1)
                                          TITLE        -------------------------        BEING        -------------------------
NAME                                     OF CLASS        NUMBER       PERCENT(2)     OFFERED(1)        NUMBER       PERCENT(2)
--------------------------------------  ----------     ----------     ----------     -----------     ----------     ----------
DIRECTORS AND EXECUTIVE OFFICERS(3):
Vincent W. Shiel......................      Common(4)     692,353          27.4%        109,413         582,940          14.1%
                                         Preferred(5)      10,000          50.0              --              --            --
Gary Olen.............................      Common(6)     152,456           6.3              --         219,956           5.4
Gregory R. Binkley....................      Common(7)      41,708           1.8              --          56,583           1.4
Charles B. Lingen.....................      Common(8)      23,400           1.0              --          31,900             *
William G. Luth.......................      Common(9)      21,983             *              --          32,608             *
Leonard M. Paletz.....................      Common(10)    260,420          10.9          45,822         214,598           5.4
Mark F. Kroger........................      Common(11)    107,836           4.6          20,424          87,412           2.2
                                         Preferred          1,000           5.0              --              --            --
William T. Sena.......................      Common             --            --              --              --            --
All directors and executive officers
  as a group (8 persons)..............      Common(12)  1,300,156          47.5         175,659       1,225,997          27.6
                                         Preferred         11,000          55.0              --              --            --
OTHER SHAREHOLDERS OWNING MORE THAN 5%
  AND SELLING SHAREHOLDERS:
Ralph E. Heyman, individually and as
  trustee of various trusts for the
  benefit of Dr. and Mrs. Shiel and
  their children and grandchildren....      Common(13)    497,488          20.5          87,056         410,432          10.2
Thomas A. Smith, as trustee of various
  trusts for the benefit of Dr. and
  Mrs. Shiel and their children.......      Common(14)    128,000           5.4          19,258         108,742           2.7
Stuart A. Shiel.......................      Common(15)    183,334           7.8          35,741         147,593           3.7
Deryl L. Patterson....................      Common(16)     17,499             *           3,828          13,671             *
Frederick J. Kroger...................      Common(17)    188,636           7.8          20,424         168,212           4.2
                                         Preferred          3,000          15.0              --              --            --
Susan M. Mills........................      Common(18)    183,638           7.8          37,611         146,027           3.7
                                         Preferred          3,920          19.6              --              --            --
Frederic H. Mayerson..................      Common(19)     63,833           2.7          10,211          53,622           1.4
                                         Preferred          1,000           5.0              --              --            --
Philip H. Steiner.....................      Common(20)     35,253           1.5           5,106          30,147             *
                                         Preferred            500           2.5              --              --            --
Richard H. Steiner....................      Common(21)     35,253           1.5           5,106          30,147             *
                                         Preferred            500           2.5              --              --            --

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FOR PRECEDING PAGE)

------------------------

   * Less than 1% of outstanding shares

 (1) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, the number of shares owned after the offering and the percentage of ownership for Vincent
     W. Shiel would be 500,881 shares and 12.1%; for Leonard M. Paletz would be 180,232 shares and 4.5%; for Mark F. Kroger would be 72,094 shares and 1.8%; for all directors and executive officers as a group would be 1,094,254 shares and 24.6%; for Ralph E. Heyman, individually and as trustee, would be 345,139 shares and 8.6%; for Thomas A. Smith, as trustee, would be 94,302 shares and 2.4%; for Stuart A. Shiel would be 120,787 shares and 3.1%; for Frederick J. Kroger would be 152,894 shares and 3.8%; for Susan M. Mills would be 117,819 shares and 3.0%; for Frederic H. Mayerson would be 45,963 shares and 1.2%; for Deryl L. Patterson would be 10,798 shares and less than 1%; for Philip H. Steiner would be 26,317 shares and less than 1%; and for Richard H. Steiner would be 26,317 shares and less than 1%. The Company plans to repurchase all outstanding shares of Series A Preferred Stock upon completion of this offering. See "Use of Proceeds."

 (2) Percentages are calculated on the basis of the number of shares outstanding on July 1, 1997, plus the number of shares issuable pursuant to options and warrants held by the individual which are exercisable within 60 days after July 1, 1997.

 (3) The address of each director and executive officer of the Company is 411 Farwell Avenue, South St. Paul, Minnesota 55075.

 (4) Includes 572,351 shares (147,348 of which represent shares issuable upon the exercise of warrants) held in the name of Dr. Shiel as Trustee of the Vincent W. Shiel Revocable Trust and 120,002 shares (45,001 of which represent shares issuable upon the exercise of warrants) held in the name of Helen M. Shiel, wife of Dr. Shiel, as Trustee of the Helen M. Shiel Revocable Trust. Does not include 824,321 shares (157,652 of which represent shares issuable upon the exercise of warrants) held by Dr. and Mrs. Shiel's children or in trusts for the benefit of Dr. and Mrs. Shiel and their children and grandchildren, of which Dr. Shiel expressly disclaims beneficial ownership.

 (5) Includes 7,500 shares held in the name of Dr. Shiel as Trustee of the Vincent W. Shiel Revocable Trust and 2,500 shares held in the name of Helen
     M. Shiel as Trustee of the Helen M. Shiel Revocable Trust.

 (6) Includes 69,273 shares issuable upon the exercise of options prior to this offering and 136,773 shares issuable upon the exercise of options upon the completion of this offering.

 (7) Includes 2,000 shares held in the name of Mr. Binkley's wife, 31,708 shares issuable upon the exercise of options prior to this offering and 46,583 shares issuable upon the exercise of options upon the completion of this offering.

 (8) Includes 23,400 shares issuable upon the exercise of options prior to this offering and 31,900 shares issuable upon the exercise of options upon the completion of this offering.

 (9) Includes 21,983 shares issuable upon the exercise of options prior to this offering and 32,608 shares issuable upon the exercise of options upon the completion of this offering.

 (10) Includes 46,020 shares issuable upon the exercise of warrants and 5,000 shares issuable upon the exercise of an option.

 (11) Includes 14,501 shares issuable upon the exercise of warrants.

 (12) Includes 404,234 shares issuable upon the exercise of warrants and options prior to this offering and 505,734 shares issuable upon the exercise of warrants and options upon the completion of this offering.

 (13) Includes 495,488 shares (of which 97,652 shares are issuable upon the exercise of warrants) held as trustee of various trusts for the benefit of Dr. and Mrs. Shiel and their children and grandchildren, of which Mr. Heyman has no pecuniary interest. Mr. Heyman's address is 1100 Courthouse Plaza, S.W., Dayton, Ohio 45402.

 (14) Includes 128,000 shares (of which 40,000 shares are issuable upon the exercise of warrants) held as trustee of various trusts for the benefit of Dr. and Mrs. Shiel and their children, of which Mr. Smith has no pecuniary interest. Mr. Smith's address is 96 N.E. 4th Avenue, Delray Beach, Florida 33444.

 (15) Includes 20,000 shares issuable on the exercise of warrants held for his own account. Does not include (i) 56,000 shares held by Mr. Heyman as trustee of a trust for the benefit of Mr. Shiel, of which Mr. Shiel expressly disclaims beneficial ownership and (ii) an aggregate of 184,863 shares (of which 12,198 shares are issuable upon the exercise of warrants) held by Mr. Heyman as trustee of various trusts for the benefit of children of Mr. Shiel, of which Mr. Shiel expressly disclaims beneficial ownership. Mr. Shiel is the son of Dr. Shiel. Mr. Shiel's address is 1926 Rankin Road, #110, Houston, Texas 77073.

 (16) Does not include (i) 44,000 shares held by Mr. Smith as trustee of a trust for the benefit of Ms. Patterson, of which Ms. Patterson expressly disclaims beneficial ownership, (ii) 4,000 shares issuable upon the exercise of warrants held by Mr. Heyman as trustee of a trust for the benefit of Ms. Patterson, of which Ms. Patterson expressly disclaims beneficial ownership and (iii) an aggregate of 176,625 shares (of which 7,454 shares are issuable upon the exercise of warrants) held by Mr. Heyman as trustee of various trusts for the benefit of Ms. Patterson's children, of which Ms. Patterson expressly disclaims beneficial ownership. Ms. Patterson is the daughter of Mrs. Shiel. Ms. Patterson's address is 9770 Baymeadows Road, Suite 111, Jacksonville, Florida 32256.

 (17) Includes 1,501 shares issuable upon the exercise of warrants held for his own account and 93,800 shares issuable upon the exercise of warrants held as a co-trustee of various trusts for the benefit of his grandchildren. Mr. Kroger is the father of Mark F. Kroger. Mr. Kroger's address is 905 East Third Street, Dayton, Ohio 45402.

 (18) Includes 11,760 shares issuable upon the exercise of warrants. Ms. Mills' address is 630 Hay Avenue, Brookville, Ohio 45309.

 (19) Includes 17,168 shares issuable upon the exercise of warrants. Mr. Mayerson's address is 7585 Ridge Road, Cincinnati, Ohio 45237.

 (20) Includes 11,918 shares issuable upon the exercise of warrants. Philip Steiner's address is 1112 Fort View Place, Cincinnati, Ohio 45202.

 (21) Includes 11,918 shares issuable upon the exercise of warrants. Richard Steiner's address is 4044 Rose Hill Avenue, Cincinnati, Ohio 45229.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 36,800,000 shares of Common Stock, par value of $.01 per share, 200,000 shares of Series A Preferred Stock, par value $.01 per share, and 3,000,000 undesignated shares. The following description of the Company's capital stock is qualified in its entirety by reference to the Company's Restated Articles of Incorporation, its Bylaws and the Minnesota Business Corporation Act ("MBCA").

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders and are entitled to cumulate their votes for the election of directors. Under cumulative voting, each shareholder has the right to cast that number of votes equal to the number of shares held by the shareholder multiplied by the number of directors to be elected and such shareholder may cast all of the shareholder's votes for a single candidate or distribute the shareholder's votes among any number of candidates in any proportion the shareholder chooses. Because of cumulative voting, shareholders owning less than a majority of the outstanding shares of Common Stock may be able to elect one or more directors.

    Subject to the rights of holders of Series A Preferred Stock and any undesignated shares, each share of Common Stock is entitled to participate equally in any distribution of the net assets made to the shareholders in liquidation of the Company and is entitled to participate equally in dividends if and when declared by the Board of Directors. The Company's Restated Articles of Incorporation further empower the Board of Directors to authorize a dividend or distribution of shares of Common Stock or any other class or series PRO RATA to the holders of the same or any other class or series of shares. There are no redemption, sinking fund, conversion or preemptive rights with respect to the Common Stock unless, with respect to any undesignated shares, the Board of Directors grants preemptive rights. The outstanding shares of Common Stock are, and the Shares offered by the Company hereby when issued will be, fully paid and nonassessable.

    Under the Restated Articles of Incorporation, the voting shareholders of the Company have the power, by affirmative vote of the holders of a majority of the voting power of all shares entitled to vote: (a) when required by law, to authorize the sale, lease, exchange or other disposition of all or substantially all of the Company's property and assets, including its goodwill, not in the usual and ordinary course of business; (b) when required by law, to adopt an agreement or plan of exchange or merger; (c) to amend the Restated Articles of Incorporation; or (d) to dissolve the Company; provided that such actions are subject to a veto by shareholders owning more than 40% of the voting power of all shareholders entitled to vote.

SERIES A PREFERRED STOCK

    Except as otherwise required by law, shares of Series A Preferred Stock have no voting rights. The holders of Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors, dividends at the same rate per share of Series A Preferred Stock as dividends are paid to holders of Common Stock. In the event of any liquidation, dissolution or winding up of the Company (including any acquisition of the Company by merger or other form of reorganization or a sale of substantially all the assets of the Company), the holders of Series A Preferred Stock then outstanding are entitled to be paid out of funds available for distribution to shareholders an amount per share equal to the value of the liquidation proceeds times a fraction, the numerator of which is 19.4483 and the denominator of which is the number of shares of Common Stock then outstanding (2,333,600 shares as of July 1, 1997), provided that solely for purposes of calculating the liquidation preference, the liquidation proceeds shall not exceed $6,000,000. After setting apart or paying in full the liquidation preference to the holders of Series A Preferred Stock, the holders of Common Stock share ratably in all remaining assets available for distribution to shareholders to the exclusion of the holders of Series A Preferred Stock.

    As of the date of this Prospectus, there were 20,000 shares of Series A Preferred Stock outstanding, all of which will be repurchased by the Company upon completion of this offering using a portion of the net proceeds of this offering. See "Use of Proceeds" and "Certain Transactions."

UNDESIGNATED SHARES

    The Board of Directors, without action by the shareholders, is authorized to establish and designate classes or series of the undesignated shares and to fix the relative rights and preferences of such classes or series of shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without shareholder approval, may issue undesignated shares with terms that could adversely affect the voting power and other rights of the holders of Common Stock.

    The existence of the undesignated shares may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the undesignated shares may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

    As of the date of this Prospectus, no undesignated shares have been issued or authorized for issuance.

MINNESOTA TAKEOVER STATUTES

    Section 302A.673 of the MBCA generally prohibits an "issuing public corporation" from entering into certain business combination transactions with any "interested shareholder" (generally defined as any person other than the corporation or its subsidiaries beneficially owning at least 10% of the voting stock of the corporation), unless a committee composed of disinterested directors from the corporation's board of directors approves the business combination prior to the date the interested shareholder became an interested shareholder. The shareholders of a Minnesota corporation may amend the articles of incorporation or bylaws under certain circumstances to opt out of these provisions. The Company's Restated Articles of Incorporation and Bylaws do not opt out of these provisions.

    Section 302A.671 of the MBCA provides that all shares of an issuing public corporation acquired above specified thresholds are deemed "control shares." Unless a proposed acquisition of control shares is approved by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote including all shares held by the acquiring person and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote excluding all interested shares, and the proposed acquisition is consummated within 180 days after such shareholder approval, the control shares are denied voting rights and may be redeemed by the corporation. As permitted by the MBCA, the Company's Restated Articles of Incorporation provide that the provisions of the MBCA relating to control share acquisitions do not apply to the Company.

TRANSFER AGENT

    The transfer agent and registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

    As of the date of this Prospectus, the Company has outstanding 2,333,600 shares of Common Stock, which does not include: (i) the 1,600,000 Shares offered by the Company hereby, (ii) 357,127 shares of Common Stock issuable upon the exercise of outstanding options, (iii) 220,000 shares of Common Stock issuable upon the exercise of options granted contingent upon the completion of this offering or (iv) 716,027 shares of Common Stock issuable upon the exercise of warrants which must be exercised or will expire 30 days after this offering.

    Of the shares of Common Stock currently outstanding (other than the 400,000 Shares offered by the Selling Shareholders hereby), approximately 410,461 shares are not subject to the lock-up agreements described below and are freely tradeable pursuant to Rule 144(k) or other exemptions from registration under the Securities Act of 1933. In connection with this offering, all directors, officers and certain other shareholders of the Company have agreed not to offer, sell or otherwise dispose of a total of 1,523,139 shares held by them (in addition to all shares issuable upon exercise of options and warrants held by them as described below) for a period of 180 days from the effective date of this offering, without the prior written consent of John G. Kinnard and Company, Incorporated. After such 180 day period, all shares beneficially owned by such directors, officers and certain other shareholders of the Company will be eligible for sale in the public market in accordance with Rule 144.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is an affiliate of the Company and any person who has beneficially owned restricted shares for at least one year is entitled to sell in the public market within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice of the proposed sale with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who is deemed not to have been an affiliate of the Company at any time during the 90 calendar days preceding a sale by such person and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares in the public market under Rule 144 without regard to the foregoing restrictions and requirements.

    The Securities and Exchange Commission has proposed further revisions to the holding periods and volume limitations contained in Rule 144. The adoption of amendments effecting such proposed revisions may result in resales of restricted securities sooner than would be the case under Rule 144 as currently in effect. However, there can be no assurance of when, if ever, such amendments will be proposed or adopted.

    The Company has registered under the Securities Act of 1933 a total of 539,878 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, 1994 Nonqualified Performance Option Plan, 1993 Executive Stock Option Plan and 1991 Incentive Stock Option Plan. Shares issued upon the exercise of outstanding options under the Plans will generally be available for immediate resale in the public market. As of July 1, 1997, options to purchase an aggregate of 357,127 shares at exercise prices ranging from $2.50 to $8.70 per share were held by 30 individuals under the Plans, including options for 149,615 shares held by Gary Olen, options for 47,263 shares held by Gregory R. Binkley, options for 34,965 shares held by Charles B. Lingen, options for 34,920 shares held by William G. Luth and options for 15,500 shares held by John M. Casler. As of July 1, 1997, options to purchase 204,627 shares under the Plans (including options to purchase 159,364 shares held by directors and senior management of the Company) were exercisable. Additionally, the Board of Directors has approved the grant of options to purchase an aggregate of 220,000 shares of Common Stock to Messrs. Olen, Binkley, Lingen, Luth and Casler contingent upon the completion of this offering. See "Management--1997 Stock Option Grants." All of the options held by such officers and the directors of the Company are subject to the lock-up agreements described above.

    In connection with private placements of subordinated notes payable in 1993 and 1994, the Company issued to the note holders warrants to purchase 50,000 shares of Common Stock at an exercise price of $2.50 per share expiring in June 1998 and warrants to purchase 324,680 shares at $1.88 per share expiring in April 1999. In May 1996, the Company issued subordinated notes payable to replace and renew the 1993 and 1994 subordinated notes and certain other notes payable and, in connection with the refinancing, issued warrants to purchase 341,347 shares of Common Stock at $1.81 per share expiring in May 2001. All of the warrants are currently exercisable. The warrants will expire 30 days following completion of this offering unless exercised prior to such time. The Company expects that all or substantially all of the warrants will be exercised and intends to register the resale of the 716,027 shares issuable thereunder following the completion of this offering for the benefit of the warrant holders. If so registered, such shares will be saleable by the holders thereof in the public market, but all of such shares shall be subject to the restrictions of the lock-up agreements described above.

    The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's Common Stock, including the Shares offered hereby, or the perception that such sales might occur, could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), for whom John G. Kinnard and Company, Incorporated and Cruttenden Roth Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the 2,000,000 shares of Common Stock offered hereby. The number of Shares that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                     NUMBER
UNDERWRITER                                                                        OF SHARES
---------------------------------------------------------------------------------  ----------
John G. Kinnard and Company, Incorporated........................................
Cruttenden Roth Incorporated.....................................................

                                                                                   ----------
  Total..........................................................................   2,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all of the Shares offered hereby, if any are purchased.

    The Underwriters propose to offer the Shares to the public at the Price to Public set forth on the cover page of this Prospectus and to dealers at such
price less a concession not in excess of $         per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of
$         per share to certain other brokers and dealers. After the public offering, the Price to Public, concession and reallowance may be changed by the Representatives.

    The Selling Shareholders have granted the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase up to an additional 300,000 shares of Common Stock at the Price to Public, less the Underwriting Discount shown on the cover page of this Prospectus. The Underwriters may exercise such option only for the purpose of covering any over-allotments in the sale of the Shares of Common Stock offered hereby.

    The Company has agreed to pay the Representatives a non-accountable expense allowance equal to 2% of the total Price to Public shown on the cover page of this Prospectus. The Company has paid the Representatives $50,000 as a non-refundable deposit against such non-accountable expense allowance.

    The Company has agreed to sell to the Representatives, for nominal consideration, a warrant to purchase up to 100,000 shares of Common Stock (the "Representatives' Warrant"). The Representatives' Warrant may be exercised in whole or in part commencing twelve months after the date of this Prospectus and for a period of four years thereafter, at an exercise price equal to 120% of the Price to Public. During the term of the Representatives' Warrant, it may not be transferred, sold, assigned or hypothecated except to officers of the Representatives. The Representatives' Warrant contains anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events, and contains customary demand and participatory registration rights. Any profits realized by the Representatives upon the sale of such warrant or the securities issuable upon exercise thereof may be deemed to constitute additional underwriting compensation.

    The Underwriting Agreement provides for reciprocal indemnification between the Company, the Selling Shareholders, the Underwriters and their controlling persons against civil liabilities in connection with this offering, including liabilities under the Securities Act of 1933.

    In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. These transactions may include stabilizing bids, the imposition of penalty bids, the purchase of securities to cover syndicate short positions and overallotments in connection with the offering. The Underwriters may overallot the offering creating a syndicate short position. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. These activities may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    Each of the directors, officers and certain other shareholders of the Company have agreed, for a period of 180 days from the effective date of this offering (the "Lock-up Period"), not to offer, sell or otherwise dispose of 1,523,139 shares of Common Stock held by them without the prior written consent of John G. Kinnard and Company, Incorporated. In addition, each of such shareholders has agreed that any shares sold by such shareholder in the 90 day period following the Lock-up Period will be sold through the Representatives. The Company has agreed, for a period of 180 days from the effective date of this offering, that it will not offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock or securities convertible into Common Stock (other than pursuant to existing employee stock option plans and outstanding options, warrants and convertible securities) without the prior written consent of John G. Kinnard and Company, Incorporated.

    Although the Common Stock is traded in the local over-the-counter market, such trading has been limited and sporadic. See "Price Range of Common Stock." The public offering price will be determined by negotiation among the Company, the Selling Shareholders and the Representatives. The factors to be considered in determining the public offering price include, in addition to the prices prevailing in the local over-the-counter market for the Common Stock, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the general conditions of the securities markets at the time of the offering and the market prices of publicly traded common stocks of comparable companies in recent periods.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Chernesky, Heyman & Kress P.L.L., Dayton, Ohio. Ralph E. Heyman, a partner of Chernesky, Heyman & Kress P.L.L., owns 2,000 shares of Common Stock for his own account and holds an aggregate of 397,836 shares of Common Stock and warrants to purchase 97,652 shares of Common Stock as trustee of various trusts for the benefit of Vincent W. Shiel and Helen
M. Shiel and their children and grandchildren. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                    EXPERTS

    The financial statements of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report have been audited by Grant Thornton LLP, independent certified public accountants, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the office of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at certain of its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such material can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the web site is http:// www.sec.gov.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and the related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1996 and Quarterly Report on Form 10-Q for the fiscal period ended March 28, 1997 are hereby incorporated by reference in this Prospectus. All other reports filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 27, 1996 and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such reports.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Charles B. Lingen, Secretary, The Sportsman's Guide, Inc., 411 Farwell Avenue, South St. Paul, Minnesota 55075,
(612) 451-3030.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                             -----------
Report of Independent Certified Public Accountants.........................................................         F-2

Balance Sheets as of December 29, 1995 and December 27, 1996, and March 28, 1997 (unaudited)...............         F-3

Statements of Operations for the fiscal years ended December 30, 1994, December 29, 1995 and December 27,
  1996, and the thirteen weeks ended March 29, 1996 (unaudited) and March 28, 1997 (unaudited).............         F-4

Statements of Changes in Shareholders' Equity for the fiscal years ended December 30, 1994, December 29,
  1995 and December 27, 1996, and the thirteen weeks ended March 28, 1997 (unaudited)......................         F-5

Statements of Cash Flows for the fiscal years ended December 30, 1994, December 29, 1995 and December 27,
  1996, and the thirteen weeks ended March 29, 1996 (unaudited) and March 28, 1997 (unaudited).............         F-6

Notes to Financial Statements..............................................................................         F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders

The Sportsman's Guide, Inc.

    We have audited the accompanying balance sheets of The Sportsman's Guide, Inc. (a Minnesota corporation) as of December 27, 1996 and December 29, 1995 and the related statements of operations, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sportsman's Guide, Inc. as of December 27, 1996 and December 29, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 27, 1996 in conformity with generally accepted accounting principles.

Minneapolis, Minnesota
January 29, 1997 (except for the last paragraph of Note H, as to which the date is March 5, 1997)

                          THE SPORTSMAN'S GUIDE, INC.

                                 BALANCE SHEETS

                           (IN THOUSANDS OF DOLLARS)

                                                            DECEMBER     DECEMBER
                                                               29,          27,       MARCH 28,
                                                              1995         1996         1997
                                                           -----------  -----------  -----------
                                                                                     (UNAUDITED)
                                             ASSETS

CURRENT ASSETS
  Accounts receivable--net...............................   $   2,231    $   3,038    $   1,883
  Inventory..............................................      14,208       17,765       24,989
  Prepaid expenses.......................................         858          538          658
  Promotional material...................................       2,114        2,194        1,789
                                                           -----------  -----------  -----------
      Total current assets...............................      19,411       23,535       29,319

PROPERTY AND EQUIPMENT--NET..............................       4,298        4,355        4,296
                                                           -----------  -----------  -----------
      Total assets.......................................   $  23,709    $  27,890    $  33,615
                                                           -----------  -----------  -----------
                                                           -----------  -----------  -----------

                              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Bank overdraft.........................................   $   1,619    $   3,539    $   1,664
  Notes payable--bank....................................         965        1,497        8,151
  Current maturities of long-term debt
    Related parties......................................       2,095           --           --
    Other................................................       1,368           52           52
  Accounts payable.......................................      13,554       10,710       11,656
  Accrued expenses.......................................         794        1,809        1,296
  Customer deposits and other liabilities................       1,479        2,316        2,093
                                                           -----------  -----------  -----------
      Total current liabilities..........................      21,874       19,923       24,912

LONG-TERM LIABILITIES
  Long-term debt
    Related parties......................................          --        1,795        1,795
    Other................................................         287        1,811        1,796
  Deferred income taxes..................................          --          486          612
                                                           -----------  -----------  -----------
      Total liabilities..................................      22,161       24,015       29,115

COMMITMENTS AND CONTINGENCIES............................          --           --           --

SHAREHOLDERS' EQUITY
  Series A Preferred Stock--$.01 par value; 200,000
    shares authorized; 20,000 shares issued and
    outstanding..........................................          --           --           --
  Common Stock--$.01 par value; 36,800,000 shares
    authorized; 2,333,600 shares issued and
    outstanding..........................................          23           23           23
  Additional paid-in capital.............................       2,350        2,350        2,350
  Accumulated earnings (deficit).........................        (825)       1,502        2,127
                                                           -----------  -----------  -----------
      Total shareholders' equity.........................       1,548        3,875        4,500
                                                           -----------  -----------  -----------
      Total liabilities and shareholders' equity.........   $  23,709    $  27,890    $  33,615
                                                           -----------  -----------  -----------
                                                           -----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                          THE SPORTSMAN'S GUIDE, INC.

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           FISCAL YEARS ENDED               THIRTEEN WEEKS ENDED
                                                ----------------------------------------  ------------------------
                                                DECEMBER 30,  DECEMBER 29,  DECEMBER 27,   MARCH 29,    MARCH 28,
                                                    1994          1995          1996         1996         1997
                                                ------------  ------------  ------------  -----------  -----------
                                                                                                (UNAUDITED)
Sales.........................................   $   96,398    $  101,832    $  112,270    $  24,177    $  27,876
Cost of sales.................................       64,367        67,137        72,200       16,100       17,360
                                                ------------  ------------  ------------  -----------  -----------
    Gross profit..............................       32,031        34,695        40,070        8,077       10,516

Selling, general and administrative
  expenses....................................       28,299        35,924        36,014        7,838        9,324
                                                ------------  ------------  ------------  -----------  -----------
    Earnings (loss) from operations...........        3,732        (1,229)        4,056          239        1,192

Interest expense..............................         (582)         (943)         (981)        (160)        (239)
Miscellaneous income (expense), net...........          (43)           73            11            1            1
                                                ------------  ------------  ------------  -----------  -----------
    Earnings (loss) before income taxes.......        3,107        (2,099)        3,086           80          954

Income taxes..................................         (385)          355          (759)          --         (329)
                                                ------------  ------------  ------------  -----------  -----------
    Net earnings (loss).......................   $    2,722    $   (1,744)   $    2,327    $      80    $     625
                                                ------------  ------------  ------------  -----------  -----------
                                                ------------  ------------  ------------  -----------  -----------
Net earnings (loss) per common and common
  equivalent share:
    Primary...................................   $     1.05    $     (.75)   $      .92    $     .03    $     .22
                                                ------------  ------------  ------------  -----------  -----------
                                                ------------  ------------  ------------  -----------  -----------
    Fully diluted.............................   $     1.01    $     (.75)   $      .91    $     .03    $     .22
                                                ------------  ------------  ------------  -----------  -----------
                                                ------------  ------------  ------------  -----------  -----------
Weighted average common and common equivalent
  shares outstanding:
    Primary...................................        2,588         2,334         2,589        2,334        2,815
                                                ------------  ------------  ------------  -----------  -----------
                                                ------------  ------------  ------------  -----------  -----------
    Fully diluted.............................        2,700         2,334         2,589        2,334        2,815
                                                ------------  ------------  ------------  -----------  -----------
                                                ------------  ------------  ------------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                          THE SPORTSMAN'S GUIDE, INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                  PREFERRED STOCK             COMMON STOCK        ADDITIONAL
                                                              ------------------------  ------------------------    PAID-IN
                                                                SHARES       AMOUNT       SHARES       AMOUNT       CAPITAL
                                                              -----------  -----------  -----------  -----------  -----------
Balances at January 1, 1994.................................          20    $      --        2,334    $      23    $   2,350
  Net earnings for fiscal year ended December 30, 1994......          --           --           --           --           --
                                                                      --
                                                                                  ---        -----          ---   -----------
Balances at December 30, 1994...............................          20           --        2,334           23        2,350
  Net loss for fiscal year ended December 29, 1995..........          --           --           --           --           --
                                                                      --
                                                                                  ---        -----          ---   -----------
Balances at December 29, 1995...............................          20           --        2,334           23        2,350
  Net earnings for fiscal year ended December 27, 1996......          --           --           --           --           --
                                                                      --
                                                                                  ---        -----          ---   -----------
Balances at December 27, 1996...............................          20           --        2,334           23        2,350
  Net earnings for thirteen weeks ended March 28, 1997
    (unaudited).............................................          --           --           --           --           --
                                                                      --
                                                                                  ---        -----          ---   -----------
Balances at March 28, 1997 (unaudited)......................          20    $      --        2,334    $      23    $   2,350
                                                                      --
                                                                      --
                                                                                  ---        -----          ---   -----------
                                                                                  ---        -----          ---   -----------

                                                              ACCUMULATED
                                                                EARNINGS
                                                               (DEFICIT)
                                                              ------------
Balances at January 1, 1994.................................   $   (1,803)
  Net earnings for fiscal year ended December 30, 1994......        2,722

                                                              ------------
Balances at December 30, 1994...............................          919
  Net loss for fiscal year ended December 29, 1995..........       (1,744)

                                                              ------------
Balances at December 29, 1995...............................         (825)
  Net earnings for fiscal year ended December 27, 1996......        2,327

                                                              ------------
Balances at December 27, 1996...............................        1,502
  Net earnings for thirteen weeks ended March 28, 1997
    (unaudited).............................................          625

                                                              ------------
Balances at March 28, 1997 (unaudited)......................   $    2,127

                                                              ------------
                                                              ------------

   The accompanying notes are an integral part of these financial statements.

                          THE SPORTSMAN'S GUIDE, INC.

                            STATEMENTS OF CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

                                                            FISCAL YEARS ENDED                 THIRTEEN WEEKS ENDED
                                                -------------------------------------------  ------------------------
                                                DECEMBER 30,   DECEMBER 29,   DECEMBER 27,    MARCH 29,    MARCH 28,
                                                    1994           1995           1996          1996         1997
                                                -------------  -------------  -------------  -----------  -----------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss).........................    $   2,722      $  (1,744)     $   2,327     $      80    $     625
    Adjustments to reconcile net earnings
      (loss) to net cash provided by (used in)
      operating activities:
      Depreciation and amortization...........          455            708          1,092           238          317
      Deferred income taxes...................          290           (290)           486            --          126
      Other...................................           94            (38)           (44)           (6)         (10)
      Changes in assets and liabilities
        Accounts receivable...................         (521)        (1,446)          (807)          334        1,155
        Inventory.............................       (3,419)          (637)        (3,557)        1,631       (7,224)
        Prepaid expenses......................         (594)          (131)           320           174         (120)
        Promotional material..................         (688)            41            (80)          703          405
        Bank overdraft........................           --          1,619          1,920        (1,125)      (1,875)
        Accounts payable......................        1,979          2,664         (2,844)       (5,093)         946
        Accrued expenses......................          636           (249)         1,015           213         (513)
        Customer deposits and other
          liabilities.........................       (1,079)           779            834          (495)        (223)
                                                -------------  -------------  -------------  -----------  -----------
          Cash flows provided by (used in)
            operating activities..............         (125)         1,276            662        (3,346)      (6,391)

Cash flows from investing activities:
  Purchases of property and equipment.........       (2,063)        (1,911)        (1,149)         (154)        (258)
  Proceeds from sale of property and
    equipment.................................           28            136             --            --           --
                                                -------------  -------------  -------------  -----------  -----------
          Cash flows used in investing
            activities........................       (2,035)        (1,775)        (1,149)         (154)        (258)

Cash flows from financing activities:
  Net proceeds from revolving credit line.....           --            965            532         3,505        6,654
  Payments on trade creditors' obligation.....         (150)          (561)            --            --           --
  Proceeds from long-term debt................        2,500             --             --            --           --
  Payments on long-term debt..................         (258)          (558)           (45)           (5)          (5)
                                                -------------  -------------  -------------  -----------  -----------
          Cash flows provided by (used in)
            financing activities..............        2,092           (154)           487         3,500        6,649
                                                -------------  -------------  -------------  -----------  -----------
Decrease in cash and cash equivalents.........          (68)          (653)            --            --           --
Cash and cash equivalents at beginning of
  period......................................          721            653             --            --           --
                                                -------------  -------------  -------------  -----------  -----------
Cash and cash equivalents at end of period....    $     653      $      --      $      --     $      --    $      --
                                                -------------  -------------  -------------  -----------  -----------
                                                -------------  -------------  -------------  -----------  -----------
Supplemental disclosure of cash flow
  information
    Cash paid during the periods for:
      Interest................................    $     613      $     938      $   1,019     $      85    $     185
      Income taxes............................           28            191              5             1          298
Supplemental disclosure of noncash investing
  and financing activities
    Fixed assets acquired under capital
      lease...................................    $      11      $      17      $      --     $      --    $      --
    Disposal of fixed assets acquired under
      capital lease...........................           27             --             --            --           --

   The accompanying notes are an integral part of these financial statements.

                          THE SPORTSMAN'S GUIDE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  DESCRIPTION OF BUSINESS

    The Sportsman's Guide, Inc. (the "Company") is a consumer catalog marketer, offering a variety of merchandise such as apparel, footwear, hunting and shooting accessories, ammunition, optics, general merchandise, collectibles and a variety of gift items. The Company conducts its operations out of one facility in South St. Paul, Minnesota and distributes its catalogs throughout the United States.

2.  INTERIM FINANCIAL INFORMATION (UNAUDITED)

    Financial statements and related footnote data as of and for the thirteen weeks ended March 29, 1996 and March 28, 1997 are unaudited, but in the opinion of the Company include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results of operations for the thirteen weeks ended March 28, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year.

3.  REVENUE RECOGNITION

    Sales are recorded at the time of shipment along with a provision for anticipated merchandise returns, net of exchanges, which is recorded based upon historical experience. The provision charged against sales was $4.9 million, $5.2 million, $7.4 million, $1.6 million and $2.3 million during fiscal years 1994, 1995 and 1996 and thirteen weeks ended March 29, 1996 and March 28, 1997. Reserves for returns, net of exchanges, of $218,000, $177,000, $640,000 and $304,000 were recorded in accrued expenses at December 30, 1994, December 29, 1995, December 27, 1996 and March 28, 1997.

    Amounts billed to customers for shipping of orders are netted against the associated costs.

    Customers can purchase one year memberships in the Company's buyer's club for a $29.99 annual fee. The Company also offers two and three year memberships at $53.99 and $80.99. Club members receive merchandise discounts of 10% on regularly priced items and 5% on sale items and special buys. Membership fees are deferred and recognized in income as the members place orders and receive discounts. After 50% of the membership term has expired, members can no longer cancel their memberships, and any remaining deferred membership fees are recognized as income.

4.  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company also considers credit card settlements in-transit as cash for reporting purposes. Chargebacks from the credit card companies are charged against operations at the time initiated by the credit card company.

5.  BANK OVERDRAFT

    As a result of maintaining a consolidated cash management system, the Company maintains overdraft positions at its primary bank. When outstanding checks exceed the bank cash balances, the bank overdraft is included in current liabilities.

                          THE SPORTSMAN'S GUIDE, INC.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
6.  ACCOUNTS RECEIVABLE

    Accounts receivable consist primarily of amounts owed for merchandise by customers utilizing the four payment installment plan and amounts owed for list rental and other advertising services provided by the Company to third parties. The Company had an allowance for doubtful accounts of $140,000 and $214,000 at December 27, 1996 and March 28, 1997. No allowance was provided for at December 29, 1995.

7.  INVENTORY

    Inventory consists of purchased finished merchandise available for sale and is recorded at the lower of cost or market with the first-in, first-out ("FIFO") method used to determine cost.

8.  PROMOTIONAL MATERIAL

    The cost of producing and mailing catalogs is deferred and expensed over the estimated useful lives of the catalogs. Catalog production and mailing costs are amortized over periods ranging from four to six months from the in-home date of the catalog. The ongoing cost of developing and maintaining the customer list is charged to operations as incurred.

9.  PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost less accumulated depreciation and amortization. The Company capitalizes external and incremental internal costs of developing computer software for internal use that represent major enhancements and/or replacements of operating and management systems. Depreciation and amortization is computed using the straight-line method.

10. INCOME TAXES

    Deferred tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable items that have been recognized in the financial statements.

11. STOCK OPTIONS

    The Company's employee stock option plans are accounted for under the intrinsic value method.

12. NET EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

    Net earnings (loss) per common and common equivalent share are computed by dividing net earnings (loss) by the weighted average number of common and common equivalent shares outstanding, when dilutive. Net earnings (loss) per common and common equivalent share were calculated using the modified treasury stock method in fiscal 1996 and thirteen weeks ended March 28, 1997, and the treasury stock method in fiscal 1994, fiscal 1995 and thirteen weeks ended March 29, 1996.

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE, which is effective for financial statements issued after December 15, 1997. Early adoption of the new standard is not permitted. The new standard requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The effect of adopting this new standard has not been determined.

                          THE SPORTSMAN'S GUIDE, INC.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
13. FISCAL YEAR

    The Company's fiscal year ends on the Friday nearest December 31. Fiscal years 1994, 1995 and 1996 consisted of 52 weeks.

14. USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15. RECLASSIFICATIONS

    Certain reclassifications have been made to the 1994 and 1995 financial statements to conform to the 1996 presentation.

NOTE B--RELATED PARTY TRANSACTIONS

    The Company purchased approximately $448,000, $175,000, $41,000, $1,000 and $3,000 of inventory during fiscal years 1994, 1995 and 1996 and thirteen weeks ended March 29, 1996 and March 28, 1997 from companies owned by family members of certain officers and directors of the Company.

    The Company purchased approximately $6.7 million, $4.4 million, $3.0 million, $.4 million and $.5 million of inventory during fiscal years 1994, 1995 and 1996 and thirteen weeks ended March 29, 1996 and March 28, 1997 from companies partially owned by two directors of the Company.

    The Company incurred interest expense on related party subordinated notes payable of $171,000, $172,000, $172,000, $42,000 and $45,000 during fiscal years
1994, 1995 and 1996 and thirteen weeks ended March 29, 1996 and March 28, 1997.

                          THE SPORTSMAN'S GUIDE, INC.

NOTE C--PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                                                                     ESTIMATED
                                           DECEMBER 29,  DECEMBER 27,   MARCH 28,     USEFUL
                                               1995          1996         1997         LIVES
                                           ------------  ------------  -----------  -----------
Machinery, equipment and furniture.......   $    2,152    $    2,343    $   2,415   5-12 years
Equipment under capital leases...........          133           133          133   5 years
Leasehold improvements...................          802           853          861   Lease life
Computer equipment and accessories.......          853           935          984   5 years
Computer software........................        1,728         2,553        2,682   5 years
                                           ------------  ------------  -----------
                                                 5,668         6,817        7,075
Less accumulated depreciation and
  amortization...........................       (1,370)       (2,462)      (2,779)
                                           ------------  ------------  -----------
                                            $    4,298    $    4,355    $   4,296
                                           ------------  ------------  -----------
                                           ------------  ------------  -----------

NOTE D--COMMITMENTS AND CONTINGENCIES

    The Company has entered into several long-term contracts related to a building facility, telecommunications and computer equipment and long-distance telephone services. The Company occupies approximately 320,000 square feet under a lease that expires in October 1998. In addition to the base rent, the lease requires the Company to pay real estate taxes, utilities, insurance and maintenance; therefore, these costs are included in future minimum lease payments. The Company has several operating leases relating to telecommunication and computer equipment with varying terms ranging from 19 to 48 months. During 1996, the Company entered into a three year agreement for long-distance telephone services with minimum purchase commitments of approximately $900,000 per year.

    At March 28, 1997, future minimum commitments under the above agreements are as follows for the fiscal periods (in thousands):

1997................................................................  $   2,080
1998................................................................      2,299
1999................................................................        928
2000................................................................          4
                                                                      ---------
                                                                      $   5,311
                                                                      ---------
                                                                      ---------

    Rent expense was $.9 million, $1.7 million, $1.8 million, $.4 million and $.5 million for fiscal years 1994, 1995 and 1996 and thirteen weeks ended March 29, 1996 and March 28, 1997.

    The Company is not a party to any pending legal proceedings other than litigation which is incidental to its business and which the Company believes is not material.

    Several states, where the Company does not currently collect and remit sales and use taxes, have attempted to enact legislation that seeks to require out-of-state mail order companies to collect and remit such taxes. No assessments have been made against the Company and, to its knowledge, none has been threatened or is contemplated. The United States Supreme Court has held that such taxes place an

                          THE SPORTSMAN'S GUIDE, INC.

NOTE D--COMMITMENTS AND CONTINGENCIES (CONTINUED) unconstitutional burden on interstate commerce, which may only be resolved by actions of the United States Congress.

NOTE E--REVOLVING CREDIT FACILITY

    During 1996, the Company entered into a credit facility providing a revolving line of credit up to $10.0 million, subject to an adequate borrowing base, expiring in May 1998. Funding under the credit facility is subject to a collateral base consisting of inventory, plus 80% of accounts receivable under the installment plan, less customer liabilities. The collateral base related to inventory is limited to $6.0 million December 16 through March 31, $7.0 million in April and $10.0 million May 1 through December 15 of each year. The revolving line of credit is for working capital and letters of credit. Commercial letters of credit may not exceed $1.0 million at any time. Borrowings under the revolving line of credit bear interest at the bank's prime rate plus an applicable percentage point spread. As of March 28, 1997 and December 27, 1996, the spread was 1.25% and 1.50%. The spread cannot exceed 1.5% at any time, but may be lower if the Company meets certain debt to tangible net worth ratio levels. The availability of funding under the facility is subject to the sum of the principal balance and letters of credit being paid down to $3.0 million, plus 80% of installment receivables. The paydown requirement must be maintained for not less than 15 consecutive days between December 1 and March 31 of each year. The revolving line of credit is collateralized by substantially all of the assets of the Company (see Note J).

    All borrowings are subject to various monthly covenants. The most restrictive covenants require certain levels of year-to-date net earnings (loss) and net worth and have a maximum debt to net worth ratio and a maximum yearly level of capital spending. As of March 28, 1997 and December 27, 1996, the Company was in compliance with all applicable covenants under the revolving line of credit agreement.

    The following is a summary of the credit facility (in thousands):

                                       FISCAL YEARS ENDED              THIRTEEN WEEKS ENDED
                              -------------------------------------  ------------------------
                               DECEMBER     DECEMBER     DECEMBER
                                  30,          29,          27,       MARCH 29,    MARCH 28,
                                 1994         1995         1996         1996         1997
                              -----------  -----------  -----------  -----------  -----------
Balance at end of period....   $      --    $     965    $   1,497    $   4,470    $   8,151
Interest rate at end of
  period....................       10.00%        9.50%        9.75%       10.25%        9.75%
Maximum month-end borrowing
  during the period.........   $   6,985    $  11,720    $   9,765    $   4,470    $   8,151
Average daily borrowing
  during the period.........   $   2,445    $   6,729    $   6,029    $   3,333    $   5,343
Weighted average interest
  rate during the period....        9.27%        9.23%       10.60%       10.59%       10.63%

                          THE SPORTSMAN'S GUIDE, INC.

NOTE F--LONG-TERM DEBT

    Long-term debt is as follows (in thousands):

                                                                 DECEMBER 29,   DECEMBER 27,    MARCH 28,
                                                                     1995           1996          1997
                                                                 -------------  -------------  -----------
Subordinated notes payable to shareholders, interest at 1.75%
  over prime but not less than 9%, payable quarterly (effective rate of 10% at December 27, 1996 and 10.25% at March 28,
  1997), principal due June 1998. Collateralized by the assets
  of the Company (a)...........................................    $   3,414      $   3,414     $   3,414
Note payable to a government agency, interest at 4%, principal and interest payable annually through June 1998.
  Collateralized by machinery, equipment and furniture and
  fixtures (b).................................................          220            182           182
Capitalized leases and other...................................          116             62            47
                                                                      ------         ------    -----------
                                                                       3,750          3,658         3,643
Less current maturities........................................        3,463             52            52
                                                                      ------         ------    -----------
                                                                   $     287      $   3,606     $   3,591
                                                                      ------         ------    -----------
                                                                      ------         ------    -----------

------------------------

    (a) These notes were renewed during 1996. In connection with the renewal, the Company issued warrants to purchase 341,347 shares of common stock (see note H). The above notes payable to shareholders are subordinate to present and future financial institution borrowings (see note E).

    (b) Financing obtained from a government agency in connection with the Company's new facility lease. Annual principal payments of $30,000 plus interest are required, with the final payment of $160,000 due in June 1998. Principal of $13,000 will be forgiven each year if the Company attains certain payroll levels. In 1996 and 1995, the required payroll level was achieved. If the Company renews its lease in 1998, the final payment of $160,000 will be restructured to be payable over five additional years.

        Aggregate maturities of long-term debt at March 28, 1997 are as follows for the fiscal periods (in thousands):

1997................................................................  $      52
1998................................................................      3,591
                                                                      ---------
                                                                      $   3,643
                                                                      ---------
                                                                      ---------

    The fair value of long-term debt approximates the carrying value.

                          THE SPORTSMAN'S GUIDE, INC.

NOTE G--INCOME TAXES

    The provision for income tax expense (benefit) consists of the following for fiscal years 1994, 1995 and 1996 and thirteen weeks ended March 29, 1996 and March 28, 1997 (in thousands):

                                                         FISCAL YEARS ENDED                   THIRTEEN WEEKS ENDED
                                           -----------------------------------------------  ------------------------
                                            DECEMBER 30,    DECEMBER 29,    DECEMBER 27,     MARCH 29,    MARCH 28,
                                                1994            1995            1996           1996         1997
                                           ---------------  -------------  ---------------  -----------  -----------
Current
  Federal................................     $      89       $     (70)      $     263      $      --    $     195
  State..................................             6               5              10             --            8
                                                  -----           -----           -----          -----        -----
                                                     95             (65)            273             --          203
Deferred
  Federal................................           290            (290)            486             --          126
                                                  -----           -----           -----          -----        -----
                                              $     385       $    (355)      $     759      $      --    $     329
                                                  -----           -----           -----          -----        -----
                                                  -----           -----           -----          -----        -----

    Differences between income tax expense (benefit) and amounts derived by applying the statutory federal income tax rate to earnings (loss) before income taxes are as follows for fiscal years 1994, 1995 and 1996 and thirteen weeks ended March 29, 1996 and March 28, 1997:

                                                          FISCAL YEARS ENDED                    THIRTEEN WEEKS ENDED
                                           ------------------------------------------------  --------------------------
                                            DECEMBER 30,     DECEMBER 29,    DECEMBER 27,     MARCH 29,     MARCH 28,
                                                1994             1995            1996           1996          1997
                                           ---------------  --------------  ---------------  -----------  -------------
U.S. federal statutory rate..............          34.0%         (34.0)%            34.0%          34.0%         34.0%
Change in valuation allowance............         (21.7)          20.2             (13.7)         (34.0)           --
Adjustment of prior years' accruals......            --             --               3.8             --            --
Other....................................           0.1           (3.1)              0.5             --           0.5
                                                  -----          -----             -----          -----           ---
                                                   12.4%         (16.9)%            24.6%            --%         34.5%
                                                  -----          -----             -----          -----           ---
                                                  -----          -----             -----          -----           ---

                          THE SPORTSMAN'S GUIDE, INC.

NOTE G--INCOME TAXES (CONTINUED)

    The components of the net deferred tax asset and liability at December 29, 1995, December 27, 1996 and March 28, 1997, calculated at 34% consist of (in thousands):

                                                       DECEMBER 29,   DECEMBER 27,    MARCH 28,
                                                           1995           1996          1997
                                                       -------------  -------------  -----------
Current deferred tax assets (liabilities):
  Inventory capitalization...........................    $     185      $     219     $     277
  Inventory reserve..................................           51            218           303
  Vacation accrual...................................          100             99           102
  Returns reserve....................................           60            218           103
  Net operating loss carryforwards...................        1,277             --            --
  Promotional material...............................         (671)          (618)         (531)
  Prepaid expenses...................................         (240)          (148)         (161)
  Income tax credits.................................           66            137            --
  Other..............................................           21             94           122
                                                            ------          -----         -----
                                                               849            219           215
  Valuation allowance................................         (424)            --            --
                                                            ------          -----         -----

    Deferred tax asset...............................          425            219           215
Long-term deferred tax assets (liabilities):
  Depreciation.......................................         (306)          (238)         (212)
  Internally developed software......................         (107)          (467)         (615)
  Other..............................................          (12)            --            --
                                                            ------          -----         -----
    Deferred tax liability...........................         (425)          (705)         (827)
                                                            ------          -----         -----
    Net deferred tax liability.......................    $      --      $    (486)    $    (612)
                                                            ------          -----         -----
                                                            ------          -----         -----

NOTE H--SHAREHOLDERS' EQUITY

    The Company has 40,000,000 authorized shares; 200,000 of Series A Preferred Stock (see Note J), 36,800,000 of Common Stock and 3,000,000 undesignated shares.

    STOCK OPTIONS

    The Company has a stock option plan (the "1991 Plan") which provides participating employees the right to purchase common stock of the Company through incentive stock options. A total of 35,000 shares of common stock are reserved for issuance under the 1991 Plan. Options issued under the 1991 Plan are exercisable over a ten year period from the date of grant. A total of 30,750 options were granted under the 1991 Plan during 1991 through 1993 at a range of exercise prices from $2.00 to $2.50 per share. A total of 19,750 options at a range of exercise prices from $2.00 to $2.50 per share were canceled. A total of 250 options at an exercise price of $2.50 were exercised. During 1996, a total of 6,750 options at an exercise price of $2.00 expired. At December 27, 1996 and March 28, 1997, a total of 4,000 options were outstanding, of which 3,000 options were exercisable.

    During 1993, the Company issued options to purchase 55,000 shares of the Company's common stock at $2.50 per share to an officer of the Company. The options, which are nontransferable, may only be exercised within six months of the occurrence of any of the following events or they terminate: the death or

                          THE SPORTSMAN'S GUIDE, INC.

NOTE H--SHAREHOLDERS' EQUITY (CONTINUED) permanent disability of the officer, retirement at age 62, termination of employment without cause or a public offering of the Company's common stock. None of the options were exercisable at December 27, 1996 and March 28, 1997.

    During 1993, the Company also issued options to purchase 5,000 shares of the Company's common stock at $2.50 per share to a director and former officer of the Company. All of the options were exercisable at December 27, 1996 and March 28, 1997 and expire in 1997.

    The Company has a non-qualified stock option plan (the "1994 Plan") which provided for the issuance of up to 100,000 options to purchase shares of the Company's common stock to certain employees, contingent upon meeting certain quarterly pre-tax earnings levels. Options issued under the 1994 Plan are exercisable over a three year period from the date of grant (see Note J). A total of 50,003 options were granted under the 1994 Plan during 1994 and 1995 at a range of exercise prices from $3.70 to $8.70 per share. During 1995, a total of 1,000 options at a range of exercise prices from $3.70 to $8.70 were canceled. During 1996, a total of 4,125 options at a range of exercise prices from $3.70 to $8.70 were canceled. During 1997, a total of 1,501 options at a range of exercise prices from $3.70 to $8.70 were canceled. At December 27, 1996, a total of 44,878 options were outstanding, all of which were exercisable, and at March 28, 1997, a total of 43,377 options were outstanding, all of which were exercisable.

    The Company has an incentive stock option plan (the "1996 Plan") which provides selected key employees the right to purchase common stock of the Company through the exercise of options granted. A total of 400,000 shares of common stock are reserved for issuance under the 1996 Plan. Options issued under the 1996 Plan are exercisable over a ten year period from the date of grant. A total of 125,000 options were granted under the 1996 Plan during 1996 at an exercise price of $2.50 (see Note J). During 1997, a total of 4,000 options were canceled. At December 27, 1996, a total of 125,000 options were outstanding, all of which were exercisable, and at March 28, 1997, a total of 121,000 options were outstanding, all of which were exercisable.

    The following applies to options that are outstanding at March 28, 1997:

   RANGE OF                  WEIGHTED AVERAGE
   EXERCISE       NUMBER        REMAINING      WEIGHTED AVERAGE
    PRICES      OUTSTANDING  CONTRACTUAL LIFE   EXERCISE PRICE
--------------  -----------  ----------------  -----------------
 $2.50--$3.70      192,700         8 years         $    2.55
 $5.30--$5.50       17,027          1 year         $    5.41
    $8.70           18,650          1 year         $    8.70
                -----------
                   228,377
                -----------
                -----------


   RANGE OF
   EXERCISE       NUMBER     WEIGHTED AVERAGE
    PRICES      EXERCISABLE   EXERCISE PRICE
--------------  -----------  ----------------
 $2.50--$3.70      136,700       $    2.57
 $5.30--$5.50       17,027       $    5.41
    $8.70           18,650       $    8.70
                -----------
                   172,377
                -----------
                -----------

    Exercise prices for all of the options granted were at the fair value of the Company's common stock on the respective grant dates and, therefore, no compensation expense has been recorded by the Company.

                          THE SPORTSMAN'S GUIDE, INC.

NOTE H--SHAREHOLDERS' EQUITY (CONTINUED)

    A summary of the stock option transactions during fiscal years 1994, 1995 and 1996 is as follows:

                                                 1994                    1995                    1996
                                        ----------------------  ----------------------  ----------------------
                                                    WEIGHTED                WEIGHTED                WEIGHTED
                                                     AVERAGE                 AVERAGE                 AVERAGE
                                                    EXERCISE                EXERCISE                EXERCISE
                                         SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                        ---------  -----------  ---------  -----------  ---------  -----------
Outstanding at beginning of year......     82,250   $    2.43     104,503   $    3.12     121,753   $    4.03
  Granted.............................     30,003        4.83      20,000        8.70     125,000        2.50
  Exercised...........................       (250)       2.50          --          --          --          --
  Forfeited...........................     (7,500)       2.40      (2,750)       3.25      (6,125)       4.26
  Expired.............................         --          --          --          --      (6,750)       2.00
                                        ---------               ---------               ---------
Outstanding at end of year............    104,503   $    3.12     121,753   $    4.03     233,878   $    3.27
                                        ---------               ---------               ---------
                                        ---------               ---------               ---------
Options exercisable at end of year....     38,878   $    4.20      64,753   $    5.38     177,878   $    3.51
                                        ---------               ---------               ---------
                                        ---------               ---------               ---------
Weighted average fair value of options
  granted during the year.............                 N/A                  $    2.20               $    1.30

    A summary of the stock option transactions during the thirteen weeks ended March 29, 1996 and March 28, 1997 is as follows:

                                                                           THIRTEEN WEEKS ENDED
                                                              ----------------------------------------------
                                                                  MARCH 29, 1996          MARCH 28, 1997
                                                              ----------------------  ----------------------
                                                                          WEIGHTED                WEIGHTED
                                                                           AVERAGE                 AVERAGE
                                                                          EXERCISE                EXERCISE
                                                               SHARES       PRICE      SHARES       PRICE
                                                              ---------  -----------  ---------  -----------
Outstanding at beginning of period..........................    121,753   $    4.03     233,878   $    3.27
  Forfeited.................................................         --          --      (5,501)       3.39
                                                              ---------               ---------
Outstanding at end of period................................    121,753   $    4.03     228,377   $    3.26
                                                              ---------               ---------
                                                              ---------               ---------
Options exercisable at end of period........................     64,753   $    5.38     172,377   $    3.51
                                                              ---------               ---------
                                                              ---------               ---------

    The Financial Accounting Standards Board issued Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS 123), which introduced an alternative method for recognizing compensation costs based upon the fair market value of the awards on the date they are granted. SFAS 123 allows entities to continue to account for stock options using the intrinsic value method, provided pro forma net earnings and net earnings per share as if the fair value based method had been used are disclosed.

    The Company's pro forma net earnings (loss) and net earnings (loss) per share for fiscal years 1995 and 1996, had the fair value based method been used, are set forth below. These effects may not be representative of the future effects of applying this statement.

                          THE SPORTSMAN'S GUIDE, INC.

NOTE H--SHAREHOLDERS' EQUITY (CONTINUED)
        (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              1995       1996
                                                                            ---------  ---------
Net earnings (loss).......................................  As reported     $  (1,744) $   2,327
                                                            Pro forma          (1,788)     2,164

Net earnings (loss) per common and common equivalent share

    Primary...............................................  As reported     $    (.75) $     .92
                                                            Pro forma            (.77)       .86

    Fully diluted.........................................  As reported     $    (.75) $     .91
                                                            Pro forma            (.77)       .84

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used: zero dividend yield; expected volatility of 25 percent; risk-free interest rate of six percent; and expected life of 10 years.

    WARRANTS

    In connection with private placements of subordinated notes payable in 1993 and 1994, warrants to purchase 374,680 shares of the Company's common stock were issued to the debt holders. Of these warrants, 50,000 were issued at $2.50 per share and expire in June 1998, and 324,680 were issued at $1.88 per share and expire in April 1999.

    In connection with the extension of $3.4 million in subordinated notes payable in May 1996, warrants to purchase 341,347 shares of the Company's common stock at an exercise price of $1.81 per share were issued to the debt holders. All warrants are exercisable at March 28, 1997 and expire in 2001.

    In the aggregate, warrants to purchase 716,027 shares of common stock were exercisable at December 27, 1996 and March 28, 1997.

    All of the warrants contain a provision for the warrants to be terminated if not exercised within 30 days after a sale, dissolution, public offering, merger or consolidation of the Company.

    STOCK SPLIT

    The Company's Board of Directors approved a one-for-ten reverse stock split which was approved by the shareholders on March 5, 1997. All share and per share amounts have been restated to reflect the effect of the reverse stock split.

NOTE I--ADVERTISING EXPENSE

    Selling, general and administrative expenses include advertising expenses of $15.4 million, $21.6 million, $19.5 million, $4.3 million and $5.3 million for fiscal years 1994, 1995 and 1996 and thirteen weeks ended March 29, 1996 and March 28, 1997.

                          THE SPORTSMAN'S GUIDE, INC.

NOTE J--EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT
         CERTIFIED PUBLIC ACCOUNTANTS' REPORT

    On April 18, 1997 the Company entered into an Amended and Restated Credit and Security Agreement ("the amended agreement") with its bank which expires in May 2000. The amended agreement contains substantially the same terms and conditions as the previous agreement except that the maximum borrowing under the line of credit was increased from $10.0 million to $15.0 million, the interest rate was reduced to the bank's prime rate and the limit on letters of credit was increased from $1.0 million to $5.0 million. The amended credit facility has an increased collateral base related to inventory of $10.0 million December 16 through March 31, $12.0 million April 1 through April 15 and $15.0 million April 16 to December 15 of each year.

    On April 18, 1997 a total of 130,000 options were granted to employees under the 1996 Plan. The options have an exercise price of $4.00 per share and 25% of the options vested immediately upon the date of grant with the balance vesting over the next three years. The options expire ten years from the date of grant.

    On April 18, 1997 a total of 36,564 options issued and outstanding under the 1994 Plan were amended to extend the term of exercise from three years from the date of grant to ten years from the date of grant.

    On June 20, 1997 the Company's Board of Directors approved increasing the number of shares reserved for issuance under the 1996 Plan from 400,000 to 600,000, subject to shareholder approval.

    On July 1, 1997 the Company's Board of Directors approved the grant to officers of the Company options to purchase 220,000 shares of common stock contingent upon the completion of the Company's public offering. The exercise price will be the same as the price to public in the offering document and 25% of the options will vest immediately upon the date of grant with the balance vesting over the next three years. The options will expire ten years from the date of grant.

    On July 1, 1997 the Company's Board of Directors approved the repurchase of all of the Company's Series A Preferred Stock for $1.0 million upon completion of the Company's public offering.

                              [INSIDE BACK COVER]



                          [THE SPORTSMAN'S GUIDE LOGO]

                        [SAMPLE AD FROM COMPANY CATALOG]

                                   READ THIS!


               EVERY BIT AS COMFORTABLE AS YOUR FAVORITE RECLINER
               BUT IT WON'T ROT WHEN IT RAINS! FOLDING PATIO
               LOUNGE CHAIR ADJUSTS TO 5 DIFFERENT POSITIONS!
                 Look, Bubba, you can't spend every day parked in your favorite recliner, wolfing down french fries and staring at your pasty white thighs. IT'S TIME YOU GOT SOME SUN! So set up the portable TV on the deck or the patio and plop down on this comfort maker. Durable high-impact plastic construction is guaranteed against cracks and defects for a full 5 years! Lift up on the handle and you can set it at one of five different positions...from sitting straight...to partial reclining when it's nap time. Folds away for storage or when you want to take it to the beach. Measures 25 x 41 1/2 x 44'' and weighs a light 15 lbs. YOU'LL PAY $50.00 FOR ONE OF THESE CHAIRS LOCALLY, BUT YOU CAN GET 2 OF 'EM FROM ME FOR THAT PRICE! CALL TODAY!

               D73-22982 - Folding Patio Lounge Chair
                           Compare at $50.00...................SPECIAL $29.97
                                                           (G.O's Club $26.97)
                                                   SAVE $9.94! Buy 2 for $50/2

                                     5-position
                                     comfort


          [PICTURE OF FOLDING PATIO LOUNGE CHAIR AND INSET PICTURE OF
              WOMAN ON LOUNGE CHAIR, OVERLAYED ON MOUNTAIN SCENE]



                         THE "FUN-TO-READ" CATALOG-TM-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    2
Risk Factors..............................................................    5
Dilution..................................................................   11
Use of Proceeds...........................................................   12
Price Range of Common Stock...............................................   13
Dividend Policy...........................................................   13
Capitalization............................................................   14
Selected Financial Data...................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
  Operation...............................................................   16
Business..................................................................   22
Management................................................................   31
Certain Transactions......................................................   36
Principal and Selling Shareholders........................................   37
Description of Capital Stock..............................................   40
Shares Eligible for Future Sale...........................................   41
Underwriting..............................................................   44
Legal Matters.............................................................   45
Experts...................................................................   45
Available Information.....................................................   46
Documents Incorporated by Reference.......................................   46
Index to Financial Statements.............................................  F-1

                                2,000,000 SHARES

                                     [LOGO]

                          THE SPORTSMAN'S GUIDE, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                   JOHN G. KINNARD AND COMPANY, INCORPORATED
                          CRUTTENDEN ROTH INCORPORATED

                                        , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions are as follows:

SEC registration fee..............................................  $   5,576
NASD filing fees..................................................      2,340
Nasdaq listing fee................................................     24,668
Printing fees.....................................................     60,000
Legal fees and expenses...........................................    175,000
Accounting fees and expenses......................................     75,000
Blue Sky fees and expenses (including fees of counsel)............     10,000
Transfer agent and registrar fees.................................      2,000
Representatives' non-accountable expense allowance................    300,000
Miscellaneous expenses............................................      5,416
                                                                    ---------
Total.............................................................  $ 660,000*
                                                                    ---------
                                                                    ---------

------------------------

* The Selling Shareholders named herein will pay the expenses of the offering attributable to the Common Stock being sold by them and the fees of their counsel and other representatives (other than the Representatives' non-accountable expense allowance which will be paid by the Company), in addition to the underwriting discount on the Common Stock to be sold by them.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 302A.521 of the Minnesota Business Corporation Act ("MBCA"), unless the articles of incorporation or bylaws otherwise provide, a corporation is required to indemnify its directors, officers and employees against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees) incurred in connection with legal proceedings if (i) they have not been indemnified by another organization, (ii) they acted in good faith,
(iii) they received no improper personal benefit, (iv) in the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful and (v) generally speaking, they reasonably believed their conduct to be in the corporation's best interests. A corporation shall advance expenses if the director, officer or other individual furnishes a written affirmation of his or her good faith belief that he or she has met the applicable statutory standards for indemnification, he or she furnishes a written undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation and a determination is made that the facts then known would not preclude indemnification. The registrant's Bylaws provide indemnification to directors, officers, employees and agents to the full extent permitted by the MBCA.

    Section 302A.251 of the MBCA permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director through a provision in the corporation's articles of incorporation, except liability for (i) breach of a director's duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of unlawful distributions or violations of the Minnesota securities laws, (iv) any transaction from which the director derived an improper personal benefit or (v) any act or omission occurring prior to adoption of the provision in the articles providing for such limitation of liability. The registrant's Articles of Incorporation provide that, to the fullest extent permitted by the MBCA, a director shall not be liable to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director.

    The registrant currently does not maintain directors and officers liability insurance coverage.

ITEM 16.  EXHIBITS.

    See Exhibit Index on Page II-4.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South St. Paul, State of Minnesota, on July 11, 1997.

                                THE SPORTSMAN'S GUIDE, INC.

                                By                 /s/ GARY OLEN
                                     -----------------------------------------
                                                     Gary Olen
                                       President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                      CAPACITY                  DATE
------------------------------  --------------------------  -------------------

      VINCENT W. SHIEL*
------------------------------  Chairman of the Board
       Vincent W. Shiel

                                President, Chief Executive
        /s/ GARY OLEN             Officer and Director
------------------------------    (principal executive
          Gary Olen               officer)

                                Senior Vice President of
                                  Finance, Chief Financial
    /s/ CHARLES B. LINGEN         Officer, Secretary,
------------------------------    Treasurer and Director
      Charles B. Lingen           (principal financial and
                                  accounting officer)

                                                            July 11, 1997
    /s/ GREGORY R. BINKLEY      Executive Vice President,
------------------------------    Chief Operating Officer
      Gregory R. Binkley          and Director

       MARK F. KROGER*
------------------------------  Director
        Mark F. Kroger

      LEONARD M. PALETZ*
------------------------------  Director
      Leonard M. Paletz

       WILLIAM T. SENA*
------------------------------  Director
       William T. Sena

*By   /s/ GARY OLEN
      -------------------------
      Gary Olen,
      Attorney-In-Fact

                                 EXHIBIT INDEX

  EXHIBIT                                               DESCRIPTION                                                 PAGE
-----------  --------------------------------------------------------------------------------------------------  -----------

       2.1   Form of Underwriting Agreement, including form of Representatives' Warrant*.......................

       3.1   Restated Articles of Incorporation as restated through March 5, 1997 (incorporated by reference from Exhibit 3.1 to Form 10-K for the year ended December 27, 1996, File No. 0-15767)

       3.2   Bylaws (incorporated by reference from Exhibit 3.2 to Form S-18 Registration Statement No.
               33-4496C filed April 1, 1986)

       4.1   Specimen of the Company's Common Stock certificate (incorporated by reference from Exhibit 4.1 to
               Amendment No. 1 to Form S-18 Registration Statement No. 33-4496C filed May 8, 1986)

       4.2   Form of Promissory Note dated April 18, 1997 issued by the Company (incorporated by reference from
               Exhibit 4.2 to Form 10-Q for the quarter ended March 28, 1997)

       5.1   Opinion of Chernesky, Heyman & Kress P.L.L.*......................................................

      10.1   Letter of agreement between Vincent W. Shiel and the Company dated September 8, 1989 (incorporated by reference from Exhibit 19.1 to Form 10-Q for the quarter ended September 29, 1989)

      10.2   Consulting Agreement dated January 11, 1990 between the Company and Outdoor Consulting, Inc.
               (incorporated by reference from Exhibit 10.16 to Form 10-K for the year ended December 29, 1989)

      10.3   The Company's 1991 Incentive Stock Option Plan (incorporated by reference from Exhibit 10.16 to
               Form 10-K for the year ended December 27, 1991)

      10.4   Option Agreement between the Company and Leonard M. Paletz dated July 1, 1992 (incorporated by reference from Exhibit 10.17 to Form 10-K for the year ended January 1, 1993)

      10.5   First Amendment to Option Agreement between the Company and Leonard M. Paletz dated June 1, 1993
               (incorporated by reference from Exhibit 10.5 to Form 10-K for the year ended December 30, 1994)

      10.6   Second Amendment to Option Agreement between the Company and Leonard M. Paletz dated January 27,
               1995 (incorporated by reference from Exhibit 10.6 to Form 10-K for the year ended December 30,
               1994)

      10.7   Agreement between the Company and Gary Olen dated July 1, 1992 granting the use of Mr. Olen's name, picture and likeness (incorporated by reference from Exhibit 10.19 to Form 10-K for the year ended January 1, 1993)

      10.8   Option Agreement between the Company and Gary Olen dated July 1, 1993 (incorporated by reference from Exhibit 10.18 to Form 10-K for the year ended December 31, 1993)

      10.9   Industrial Real Estate Lease between the Company and CB Commercial Real Estate Group, Inc. dated
               April 22, 1993 (incorporated by reference from Exhibit 10.20 to Form 10-K for the year ended
               December 31, 1993)

  EXHIBIT                                               DESCRIPTION                                                 PAGE
-----------  --------------------------------------------------------------------------------------------------  -----------
      10.10  Amended and Restated Credit and Security Agreement between the Company and Norwest Business
               Credit, Inc. dated April 18, 1997 (incorporated by reference from Exhibit 10.16 to Form 10-Q for the quarter ended March 28, 1997)

      10.11  Form of Stock Option Agreement pursuant to the Company's 1994 Non-Qualified Performance Option
               Plan (incorporated by reference from Exhibit 10.16 to Form 10-K for the year ended December 27,
               1996)

      10.12  The Company's 1996 Stock Option Plan (incorporated by reference from Exhibit 10.17 to Form 10-K for the year ended December 27, 1996)

      10.13  Form of Employment Agreement with members of senior management**..................................

      23.1   Consent of Grant Thornton LLP*....................................................................

      23.2   Consent of Chernesky, Heyman & Kress P.L.L. (included in Exhibit 5.1)

      24.1   Powers of Attorney of each person who signed this registration statement on behalf of another pursuant to a power of attorney*................................................................

------------------------

*   Filed herewith

**  To be filed by amendment